Exhibit 99.4

INDENTURE

Dated as of April 21, 2015

Among

CONCORDIA HEALTHCARE CORP.

THE GUARANTORS PARTY HERETO

and

U.S. BANK NATIONAL ASSOCIATION,

as Trustee

7.000% SENIOR NOTES DUE 2023

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Exhibit A	Form of Note
Exhibit B	Form of Certificate of Transfer
Exhibit C	Form of Certificate of Exchange
Exhibit D	Form of Supplemental Indenture to Be Delivered by Subsequent Guarantors

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INDENTURE, dated as of April 21, 2015, among Concordia Healthcare Corp., a corporation incorporated under the laws of the Province of Ontario (the “Company”), the Guarantors (as defined herein) party hereto and U.S. Bank National Association, a national banking association, as Trustee.

W I T N E S S E T H

WHEREAS, the Company has duly authorized the creation of and issue of $735,000,000 aggregate principal amount of 7.000% Senior Notes due 2023 (the “Initial Notes”); and

WHEREAS, the Company and each of the Guarantors have duly authorized the execution and delivery of this Indenture.

NOW, THEREFORE, the Company, the Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders.

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01 Definitions.

“144A Global Note” means a Global Note substantially in the form of Exhibit A attached hereto, bearing the Global Notes Legend, the Canadian Restricted Legend (if applicable) and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

“Accounting Change” shall mean any change in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the International Accounting Standards Board as adopted by the Chartered Professional Accountants of Canada.

“Acquired Debt” means Debt (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, pursuant to an Asset Acquisition or otherwise, or (2) assumed in connection with an Asset Acquisition. Acquired Debt shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such Asset Acquisition.

“Additional Notes” means additional Notes (other than the Initial Notes) issued from time to time under this Indenture in accordance with Section 2.01 and Section 4.09, as part of the same series as the Initial Notes whether or not they bear the same “CUSIP” number.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing.

“Agent” means any Registrar or Paying Agent.

“Applicable Premium” means, with respect to a Note on any applicable redemption date, the greater of:

(1) 1.0% of the then-outstanding principal amount of the Note; and

(2) the excess, if any, of:

(a) the present value at such redemption date of (i) the Redemption Price of the Note at April 15, 2018 (such Redemption Price being set forth Section 3.07) plus (ii) all required interest payments due on the Note through April 15, 2018 (excluding accrued but unpaid interest, if any), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then-outstanding principal amount of the Note.

“Applicable Procedures” means, with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary for such Global Note, [REDACTED – commercially sensitive information], in each case to the extent applicable to such transaction and as in effect from time to time.

“Asset Acquisition” means:

(1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged or amalgamated with or into the Company or any Restricted Subsidiary; or

(2) the acquisition by the Company or any Restricted Subsidiary (pursuant to a merger, amalgamation, consolidation, arrangement or otherwise) of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation, merger, arrangement or amalgamation) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

(1) Capital Interests in another Person (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or

(2) any other property or assets (other than in the ordinary course of business, including, as applicable, inventory sales);

provided, however, that the term “Asset Sale” shall exclude:

(a) any asset disposition permitted by Section 5.01 that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

(b) any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed, in any one or related series of transactions, $[REDACTED – commercially sensitive information];

(c) sales or other dispositions of cash or Eligible Cash Equivalents;

(d) issuances, sales, pledges or other dispositions of Capital Interests, or Debt or other securities of or in Unrestricted Subsidiaries;

(e) the sale and leaseback of any assets within [REDACTED – commercially sensitive information] days of the acquisition thereof;

(f) the disposition of assets that, in the good faith judgment of the Company, are surplus, unnecessary, unsuitable, obsolete, damaged, worn out or no longer used or useful in the business of such entity or are economically impracticable to maintain, or any disposition of inventory or goods held for sale in the ordinary course of business;

(g) a Restricted Payment or Permitted Investment that is otherwise permitted by this Indenture;

(h) any trade in of equipment in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment having a Fair Market Value equal to or greater than the equipment being traded in;

(i) the concurrent purchase and sale or swap or exchange of Related Business Assets or a combination of Related Business Assets between the Company or any of its Restricted Subsidiaries and another Person to the extent that the Related Business Assets received by the Company or its Restricted Subsidiaries have a Fair Market Value equal to or greater than the Related Business Assets being transferred;

(j) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(k) leases, subleases, assignments, licenses, cross-licenses and sublicenses of assets in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of this Indenture, including subleases and charters related to corporate aircraft leases;

(l) any disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Restricted Subsidiary;

(m) dispositions or forgiveness of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business;

(n) licensing or sublicensing of intellectual property or other general intangibles in accordance with industry practice (including in connection with distribution agreements) or in the ordinary course of business;

(o) any foreclosure on assets to the extent such foreclosure would not otherwise result in a Default or Event of Default;

(p) dispositions of Investments in joint ventures to the extent required by, or made pursuant to, contractual buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q) transfers of property subject to a Casualty Event;

(r) sales of non-core assets and real estate assets acquired in connection with an Asset Acquisition permitted under this Indenture which, within [REDACTED – commercially sensitive information] days of the date of the acquisition, are designated as being held for sale and not for the continued operation of the Company or any of the Restricted Subsidiaries or any of their respective businesses;

(s) any exchange of property pursuant to Section 1031 of the Code for use in a Permitted Business (excluding boot thereon);

(t) the sale, transfer or other disposition of the assets relating to the injectibles business purchased in the Transactions; provided that (i) such sale, transfer or disposition is made pursuant to a binding agreement executed within [REDACTED – commercially sensitive information] months of the Issue Date and (ii) such sale, transfer or disposition is completed within [REDACTED – commercially sensitive information] days after the date of such binding agreement; or

(u) the unwinding of any Hedging Obligation or obligation under any Hedge Agreement.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, as at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

“Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president, vice president (or the equivalent thereof), chief financial officer or treasurer of such Person or any other individual designated (i) by the Board of Directors or member of such Person or (ii) in writing by an existing Authorized Officer of such Person as an authorized signatory of any document or certificate delivered hereunder.

“Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Bankruptcy Law” means Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), in each case, as amended, or any similar federal, Canadian, provincial, state or foreign law for the relief of debtors.

“beneficial ownership” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, and “beneficial owner” has a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof;

(2) in the case of a limited liability company, the board of directors or managers, manager or managing member of such person or duly authorized committee thereof;

(3) in the case of a partnership, the general partner of such person or duly authorized committee thereof; and

(4) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banks or trust companies in the Borough of Manhattan, The City of New York or The City of Toronto, Ontario, Canada are obligated or authorized by law or executive order to close.

“Canadian Restricted Legend” means the legend set forth in Section 2.06(f)(iii).

“Canadian Securities Laws” means all applicable securities laws of each of the provinces of Canada and the respective regulations and rules under such laws, together with applicable multilateral or national instruments, and published orders and rulings issued or adopted by the securities regulatory authorities in such provinces.

“Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity (however designated) of such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest of such Person (in each case, other than royalties).

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with the provisions of IFRS in effect as of the Issue Date; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with IFRS in effect as of the Issue Date, whether or not such Obligation is in effect on the Issue Date; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“cash” means any of U.S. dollars, Canadian dollars, pounds sterling, euros, or in the case of any foreign Subsidiary, such local currency held by it from time to time in the ordinary course and not for speculation.

“Casualty Event” means any settlement of, or payment in respect of, (i) any property or casualty insurance claim or (ii) any seizure, condemnation, confiscation or taking under the power of eminent domain of, requisition of title to or use of, or any similar event in respect of, or proceeding relating to, any asset of the Company or any Restricted Subsidiary.

“Change in Tax Law,” for the purposes of Section 3.09, means (i) any amendment to, or change in, the laws (or any regulations or rulings promulgated thereunder) of a relevant Taxing Jurisdiction which amendment or change is announced and becomes effective after the Issue Date (or, if the applicable Taxing Jurisdiction became a Taxing Jurisdiction on a date after the Issue Date, after such later date); or (ii) any amendment to, or change in, an official written interpretation of such laws, regulations or rulings (including by virtue of a holding, judgment, or order by a court of competent jurisdiction or a change in published administrative practice) which amendment or change is announced and becomes effective after the Issue Date (or, if the applicable Taxing Jurisdiction became a Taxing Jurisdiction on a date after the Issue Date, after such later date).

“Change of Control” means:

(1) the Company becomes aware (by way of a report or any other filing pursuant to Canadian Securities Laws or the Exchange Act, proxy, vote, written notice or otherwise) that any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date), is or becomes the

“beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date), directly or indirectly, of more than 50% of the Voting Interests of the Company (or its successor by way or merger, amalgamation, arrangement, consolidation or purchase of all or substantially all of its assets); or

(2) the merger, amalgamation, consolidation or arrangement of the Company, including by way of an exchange of securities or otherwise, with or into another Person or the merger, amalgamation, consolidation or arrangement of another Person with or into the Company, the merger, amalgamation, consolidation or arrangement of any Person, including by way of an exchange of securities or otherwise, with or into a Subsidiary of the Company, unless the holders of a majority of the aggregate voting power of the Voting Interests of the Company, immediately prior to such transaction, directly or indirectly, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Interests of the surviving or transferee Person; or

(3) the Company sells, directly or indirectly, assigns, conveys, transfers, leases or otherwise disposes of (other than by way of merger, amalgamation, consolidation or arrangement), either in one transaction or a series of related transactions, all or substantially all of its assets to a Person other than a Restricted Subsidiary of the Company.

[REDACTED – commercially sensitive information]

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission or any successor thereto.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

“Company” means the party named as such in the first paragraph of this Indenture or any Successor Entity.

“Consolidated Adjusted EBITDA” means the Consolidated Net Income of the Company and its Restricted Subsidiaries determined on a consolidated basis for such period for which internal financial information is available:

(a) increased, in each case to the extent deducted (and not added back) in Consolidated Net Income, and in each case, without duplication with any other item described in this clause (a) or any item excluded pursuant to the definition of Consolidated Net Income, by:

(i) provision for taxes based on income or profits or capital, including state, provincial, franchise, excise and similar taxes and foreign withholding taxes of such person paid or accrued, including any penalties and interest relating to any tax examinations; plus

(ii) Consolidated Interest Expense for such period; plus

(iii) depreciation and amortization expense of such Person for such period; plus

(iv) extraordinary, non-recurring, unusual or exceptional losses, charges and expenses; plus

(v) losses, charges and expenses relating to the Transactions regardless of when paid (including, without limitation, the write-off of deferred financing fees capitalized on the balance sheet corresponding to the Existing Debt, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, discounts and commissions, including with regard to arranging or syndication); plus

(vi) (A) actual expenses, costs and charges related to business optimization, relocation or integration; (B) actual expenses, costs and charges related to Asset Acquisitions after the Issue Date and (C) severance and other restructuring charges actually incurred; plus

(vii) losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Capital Interests of any Person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Company; plus

(viii) losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations; plus

(ix) losses, charges and expenses attributable to the early extinguishment or conversion of Debt, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid); plus

(x) charges, expenses and fees incurred, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrator, SEDAR or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, acquisition, merger, amalgamation, investment, recapitalization, asset disposition, Incurrence or repayment of Debt (including deferred financing expenses), refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any transaction undertaken but not completed) and any non-recurring charges and expenses (including non-recurring merger or amalgamation expenses) incurred as a result of any such transaction; plus

(xi) the amount of cost savings and synergies projected by the Company in good faith to be realized as a result of specified actions taken or expected to be taken prior to or during such period (which cost savings or synergies shall be subject only to certification by an Authorized Officer of the Company and shall be calculated on a Pro Forma Basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Company) within [REDACTED – commercially sensitive information] after the date of such action and (C) the aggregate amount added back pursuant to this clause (xi) for any four fiscal quarter period shall not exceed [REDACTED – commercially sensitive information] % of Consolidated Adjusted EBITDA; plus

(xii) any other non-cash losses, charges and expenses, including any write offs or write downs, reducing Consolidated Net Income for such period;

(b) decreased (in each case to the extent added in Consolidated Net Income) by (without duplication):

(i) net unrealized gains on Hedge Agreements; plus

(ii) gains relating to asset dispositions or the sale or other disposition of any Capital Interests of any person other than in the ordinary course of business; plus

(iii) cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above; plus

(iv) non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of Consolidated Adjusted EBITDA of such Person for the four full fiscal quarters, treated as one period, for which internal financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Adjusted EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect, on a Pro Forma Basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS) and designations of any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary occurring during the Four Quarter Period or any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the Incurrence or assumption of any such Acquired Debt), investment, merger, amalgamation, consolidation, disposed operation or designation occurred on the first day of the Four Quarter Period. For purposes of this definition, Pro Forma calculations shall be made in accordance with Article 11 of Regulation S-X promulgated under the Securities Act or in accordance with Canadian Securities Laws.

If the Debt which is the subject of a determination of the Consolidated Fixed Charge Coverage Ratio is Acquired Debt, or Debt Incurred in connection with the simultaneous Asset Acquisition, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a Pro Forma Basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to (x) the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and (y) the inclusion, in Consolidated Adjusted EBITDA, of the Consolidated Adjusted EBITDA of the acquired Person, business, property or assets or redesignated Subsidiary. For purposes of calculating Debt which is the subject of a determination of the Consolidated Fixed Charge Coverage Ratio, the U.S. dollar equivalent principal amount of Debt denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the last day of the most recently ended fiscal quarter for which internal financial information is available at the time of calculation.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(i) interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect (taking into account any Hedging Obligations or Swap Contract applicable to such Debt) on the Transaction Date; and

(ii) if interest on any Debt actually Incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect (taking into account any Hedging Obligations applicable to such Debt) on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the calculation referred to in this definition shall give effect to the Incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly Incurred or otherwise assumed such Guaranteed Debt.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(1) Consolidated Interest Expense; and

(2) the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries (other than dividends paid in Qualified Capital Interests), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income, as determined on a consolidated basis in accordance with IFRS, including, without limitation:

(a) any amortization of Debt discount;

(b) the net payments (less net payments received) under any Hedging Obligation or Swap Contract in respect of interest rate protection (including any amortization of discounts, but excluding mark to market movements in the valuation of Hedging Obligations);

(c) the interest portion of any deferred payment obligation;

(d) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances; and

(e) all accrued interest;

(2) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with IFRS; and

(3) all capitalized interest of such Person and its Restricted Subsidiaries for such period;

less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write off of debt issuance costs and deferred financing fees, commissions, fees and expenses and (II) any expensing of interim loan commitment and other financing fees.

“Consolidated Net Income” means the net income (or loss) of the Company and its Restricted Subsidiaries determined on a consolidated basis for such period; provided that, without duplication:

(1) the cumulative effect of a change in accounting principles shall be excluded;

(2) the net after-tax effect of extraordinary, non-recurring, unusual or exceptional gains, losses, charges and expenses, including any relating to or arising in connection with claims or litigation (including legal fees, settlements, judgments and awards), shall be excluded;

(3) the net after-tax effect of gains, losses, charges and expenses attributable to asset dispositions or the sale or other disposition of any Capital Interests of any person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Company, shall be excluded;

(4) the net after-tax effect of gains, losses, charges and expenses attributable to disposed, discontinued, closed or abandoned operations and any net after-tax gains, losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations shall be excluded;

(5) the net after-tax effect of gains, losses, charges and expenses attributable to the early extinguishment or conversion of Debt, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid) shall be excluded;

(6) the net income for such period of any person that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are actually paid to the Company or any Restricted Subsidiary thereof in such period in cash;

(7) the effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such person’s consolidated financial statements pursuant to IFRS resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in connection with the Transactions, any acquisition or any joint venture investments or the amortization or write off of any amounts thereof, net of taxes, shall be excluded;

(8) impairment and amortization charges, asset write offs and write downs, including impairment and amortization charges, asset write offs and write downs related to goodwill, intangible assets, long lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to IFRS shall be excluded;

(9) non-cash compensation charges and expenses, including any such charges and expenses arising from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock, deferred stock or other rights or equity incentive programs and non-cash deemed finance charges in respect of any pension liabilities or other provisions shall be excluded;

(10) (i) charges and expenses pursuant to any management equity plan, long-term incentive plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement and (ii) charges, expenses, accruals and reserves in connection with the rollover, acceleration or payout of Capital Interests held by management of the Company or any of the Restricted Subsidiaries or Parent Entities, in the case of each of (i) and (ii) above, to the extent that (in the case of any cash charges and expenses) such charges, expenses, accruals and reserves are funded with cash proceeds contributed to the capital of the Company or any Parent Entity or net cash proceeds of an issuance of Capital Interests (other than Redeemable Capital Interests) of the Company or any direct or indirect parent of the Company shall be excluded;

(11) any non-cash loss, charge or expense relating to the incurrence of obligations in respect of an “earn out” or other similar contingent obligations shall be excluded, but only for so long as such loss, charge or expense remains a non-cash contingent obligation;

(12) to the extent covered by insurance (including business interruption insurance) and actually reimbursed, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that (i) such coverage is not denied by the applicable carrier or indemnifying party in writing within [REDACTED – commercially sensitive information] days and (ii) such amount is in fact reimbursed within [REDACTED – commercially sensitive information] days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within [REDACTED – commercially sensitive information] days), losses, charges, expenses, accruals and reserves with respect to liability or casualty events or business interruption shall be excluded;

(13) (i) non-cash or unrealized gains or losses in respect of obligations under Hedge Agreements or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of obligations under Hedge Agreements, and (ii) gains or losses resulting from currency translation gains or losses related to currency re-measurements of Debt (including gains or losses resulting from (x) Hedge Agreements for currency exchange risk and (y) intercompany Debt) and all other foreign currency translation gains or losses to the extent such gains or losses are non-cash items shall be excluded;

(14) non-cash interest charges on defined benefit, defined contribution or other pension plans shall be excluded; and

(15) any expenses or charges to the extent paid by a third party that is not a Restricted Subsidiary on behalf of the Company or a Restricted Subsidiary (and not required to be reimbursed), and any gain resulting from such payment, shall be excluded.

“Consolidated Total Assets” means, as of any date of determination and on a Pro Forma Basis for any acquisition or disposition or other Specified Transaction that has been consummated on or prior to the date of determination, the total amount of all assets of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with IFRS as of the most recent date for which internal financial information is available.

“Credit Agreement” means the Credit and Guaranty Agreement dated on or about the Issue Date between the Company (as borrower), certain Subsidiaries of the Company (as guarantors), certain lenders thereto from time to time, RBC Capital Markets, Morgan Stanley Senior Funding, Inc., GE Capital Markets, Inc. and TD Securities (USA) LLC (as joint lead arrangers and joint bookrunners) and Royal Bank of Canada (as administrative agent and collateral agent), as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreements or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Credit Facilities” means (i) the Credit Agreement, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreements or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the agreements referred to in clause (i) remain outstanding, one or more debt facilities, commercial paper facilities or Debt Issuances with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing providing for revolving credit loans, term loans, notes, bonds, indentures, debentures, receivables financing (including through the sale of receivables to such lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers’ acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and any agreements and related documents governing Debt or Obligations Incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original agreement, indenture or other documentation relating thereto.

“Corporate Trust Office of the Trustee” shall be at the address of the Trustee specified in Section 12.01 or such other address as to which the Trustee may give notice to the Holders and the Company.

“Custodian” means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

“DBRS” means DBRS Limited, DBRS, Inc. or DBRS Ratings Limited, and any successors to their rating agency businesses.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following:

(i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities Incurred in the ordinary course of business;

(ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments;

(iii) all reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities (excluding obligations in respect of letters of credit or bankers’ acceptances issued in respect of trade payables) issued for the account of such Person; provided that such obligations shall not constitute Debt except to the extent drawn and not repaid within five Business Days;

(iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person;

(v) all Capital Lease Obligations of such Person;

(vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination;

(vii) the liquidation amount or liquidation preference of any Preferred Interests issued by a Restricted Subsidiary that is not a Subsidiary Guarantor;

(viii) any Swap Contracts and Hedging Obligations of such Person at the time of determination (the amount of any such obligations to be equal at any time to the net payments under such agreements or arrangements giving rise to such obligations that would be payable by such Person at the termination of such agreements or arrangements);

(ix) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and

(x) all obligations of the types referred to in clauses (i) through (ix) of this definition of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt.

For purposes of the foregoing definition of “Debt”:

(a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to this Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests;

(b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with IFRS, but such Debt shall be deemed Incurred only as of the date of original issuance thereof;

(c) the amount of any Debt described in clause (viii) of the definition of “Debt” hereunder is the net amount payable (after giving effect to permitted set off) if such Swap Contracts or Hedging Obligations are terminated at that time due to default of such Person;

(d) the amount of any Debt described in clause (x)(A) of the definition of “Debt” hereunder shall be the maximum liability under any such Guarantee;

(e) the amount of any Debt described in clause (x)(B) of the definition of “Debt” hereunder shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and

(f) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, only upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt issued or sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

“Debt Issuances” means, with respect to the Company or any Subsidiary Guarantor, one or more issuances after the Issue Date of Debt evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Notes Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 as the Depositary with respect to the Notes and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Eligible Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-cash Consideration. A particular item of Designated Non-cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.10.

“DTC” means The Depository Trust Company.

“Eligible Cash Equivalents” means, as at any date of determination, any of the following:

(i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the United States or the Canadian Governments or (b) issued by any agency of the United States or Canada, in each case, the obligations of which are backed by the full faith and credit of the United States or Canada, as applicable, and in each case, maturing within one year after such date;

(ii) marketable direct obligations issued by any state of the United States of America or province or territory of Canada or any political subdivision of any such state, province or territory or any public instrumentality thereof, in each case, maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) by DBRS;

(iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) from DBRS;

(iv) certificates of deposit, U.S. or Canadian dollar-denominated time deposits, overnight bank deposits or bankers’ acceptances (or, in the case of Subsidiaries organized outside of the United States, the foreign equivalent) maturing within one year after such date and issued or accepted by any commercial bank organized under (x) the laws of the United States of America or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $[REDACTED – commercially sensitive information] or (y) the laws of Canada, or in the case of Subsidiaries organized outside of the United States, any local office of any commercial bank organized under the laws of the relevant jurisdiction or any political subdivision thereof, in either case, which has combined capital and surplus and undivided profits in excess of the U.S. dollar equivalent of $[REDACTED – commercially sensitive information];

(v) repurchase obligations for underlying securities of the types described in clauses (i) through (iv) above; and

(vi) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (b) has net assets of not less than $[REDACTED – commercially sensitive information] (or foreign currency equivalent), and (c) has one of the two highest ratings obtainable from either S&P or Moody’s or at least R-1(low) by DBRS, provided, that, in the case of any Investment by the Company or any Subsidiary of the Company organized outside of the United States, “Eligible Cash Equivalents” shall also include:

(x) direct obligations of the sovereign nation (or any agency thereof) in which the Company or such Subsidiary is organized and is conducting business or in obligations fully and unconditionally guaranteed by such sovereign nation (or any agency thereof), in each case, maturing within a year after such date and having, at the time of the acquisition thereof, a rating equivalent to at least A-2 from S&P and at least P-2 from Moody’s;

(y) investments of the type and maturity described in clauses (i) through (vi) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies; and

(z) shares of any money market mutual or similar fund that has substantially all its assets invested continuously in the types of investments otherwise satisfying the requirements of this definition (including this proviso).

[REDACTED – commercially sensitive information]

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Debt” means all outstanding Debt under the Amended and Restated Credit Agreement, dated as of September 30, 2014, between, among others, the Company (as borrower), GE Capital Canada Finance, Inc. (as a lender and agent) and a syndicate of other lenders party thereto.

“Expiration Date” has the meaning set forth in the definition of “Offer to Purchase” hereunder.

“Fair Market Value” means, with respect to any asset or property, the price of which could be negotiated in an arm’s length transaction, for cash, between a willing seller and a willing buyer, as determined in good faith by the Company.

“Four Quarter Period” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio” hereunder.

“Global Notes Legend” means the legend set forth in Section 2.06(f)(ii), which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, substantially in the form of Exhibit A hereto, issued in accordance with Sections 2.01, 2.06(b), or 2.06(d).

“Guarantee” means, as applied to any Debt of another Person (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner, and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment (or payment of damages in the event of non-payment) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means each Restricted Subsidiary of the Company in existence on the Issue Date that provides a Note Guarantee on the Issue Date and any other Restricted Subsidiary of the Company that provides a Note Guarantee after the Issue Date in accordance with this Indenture; provided that upon release or discharge of any Restricted Subsidiary of the Company from its Note Guarantee in accordance with this Indenture, such Restricted Subsidiary shall cease to be a Guarantor.

“Hedge Agreement” means any agreement with respect to any swap, forward, spot, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, in each case, not entered into for speculative purposes. For the avoidance of doubt, Hedging Agreements shall not be deemed speculative or entered into for speculative purposes if any Hedging Agreement is intended in good faith, at inception of execution, (A) to hedge or manage the interest rate exposure associated with any Debt securities or Debt facilities of the Company or its Restricted

Subsidiaries, (B) for foreign exchange or currency exchange management or (C) to hedge any exposure that the Company or its Restricted Subsidiaries may have to counterparties under other Hedging Agreements such that the combination of such Hedging Agreements is not speculative taken as a whole.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Hedge Agreement entered into in the ordinary course of the Company’s business.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board (or any successor board or agency), as adopted by the Chartered Professional Accountants of Canada and in effect from time to time.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law (including adoptive relationships), and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of, such Debt or other obligation or the recording, as required pursuant to IFRS or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in IFRS or an interpretation thereunder that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall not be deemed a separate Incurrence of Debt:

(1) amortization of Debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

(3) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4) unrealized losses or charges in respect of Hedging Obligations and Swap Contracts, in each case, not entered into for speculative purposes.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” has the meaning set forth in the recitals hereto.

“Initial Purchasers” means RBC Capital Markets, LLC, Morgan Stanley & Co. LLC, and TD Securities (USA) LLC.

“Interest Payment Date” means April 15 and October 15 of each year to stated maturity of the Notes.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following:

(i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person;

(ii) the purchase, acquisition or Guarantee of the Debt of another Person; and

(iii) the purchase or acquisition of the business or assets of another Person substantially as an entirety,

but shall exclude:

(a) accounts receivable and other extensions of trade credit in accordance with the Company’s customary practices;

(b) the acquisition of property and assets from suppliers and other vendors in the ordinary course of business; and

(c) prepaid expenses and workers’ compensation, utility, lease (including related to aircraft) and similar deposits, in the ordinary course of business.

“Investment Grade Rating” designates a rating of BBB or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such ratings by S&P or Moody’s. In the event that the Company shall select any other Rating Agency as provided under the definition of the term “Rating Agencies,” the equivalent of such ratings by such Rating Agency shall be used.

“Issue Date” means April 21, 2015.

“Lien” means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of:

(i) all reasonable out of pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under IFRS by such Person;

(ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and

(iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction;

provided, however, that:

(a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) IFRS to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and

(b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“Non-Guarantor Restricted Subsidiary” means any Restricted Subsidiary that does not Guarantee the Notes.

“Non-Guarantor Subsidiary” means any Subsidiary of the Company that does not Guarantee the Notes.

“Non-U.S. Person” means a Person who is not a U.S. Person.

“Note Guarantee” means the Guarantee of the Obligations of the Company given by each Guarantor of the Notes in accordance with Article 10 hereof.

“Notes” means the Initial Notes and any note authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Notes” shall also include any Additional Notes that may be issued under a supplemental indenture and notes to be issued or authenticated upon transfer, replacement or exchange of Notes.

“Obligations” means, with respect to any Debt, any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing such Debt.

“Offer” has the meaning set forth in the definition of “Offer to Purchase” hereunder.

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company electronically or by first class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to this Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than [REDACTED – commercially sensitive information] days or more than [REDACTED – commercially sensitive information] days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least [REDACTED – commercially sensitive information] days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the

Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

(1) the Section of this Indenture pursuant to which the Offer to Purchase is being made;

(2) the expiration date of the Offer to Purchase (the “Expiration Date”) and the settlement date (the “Purchase Date”);

(3) the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than [REDACTED – commercially sensitive information]%, the manner by which such amount has been determined pursuant to the covenants in this Indenture requiring the Offer to Purchase) (the “Purchase Amount”);

(4) the purchase price to be paid by the Company for each Note accepted for payment (as specified pursuant to the Indenture) (the “Purchase Price”);

(5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $2,000 principal amount (and integral multiples of $1,000 in excess thereof);

(6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7) that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8) that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

(9) that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(11) that if less than all of such holder’s Notes are tendered for purchase, such Holder will be issued new Notes, such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered and the unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess of $2,000; and

(12) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

“Offering Memorandum” means the offering memorandum, dated April 13, 2015, relating to the offer and sale of the Initial Notes.

“Officer’s Certificate” means a certificate signed by the principal executive officer, the principal financial officer, the principal accounting officer, the vice-president of finance or the controller of the Company or such Guarantor, as applicable.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent Entity” means any direct or indirect parent of the Company.

“Participant” means, with respect to the Depositary[REDACTED – commercially sensitive information], a Person who has an account with the Depositary, [REDACTED – commercially sensitive information], respectively (and, with respect to [REDACTED – commercially sensitive information], shall include [REDACTED – commercially sensitive information]).

“Permitted Business” means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Company.

“Permitted Debt” means:

(1) Debt Incurred pursuant to any Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed $[REDACTED – commercially sensitive information];

(2) Debt under the Notes issued on the Issue Date and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

(3) Guarantees of the Notes;

(4) Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than Debt described in clause (1), (2) or (3) of this definition);

(5) intercompany Debt between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; provided that, if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt under this clause (5) and shall be deemed Incurred as Debt of the Company or a Restricted Subsidiary, as applicable, for purposes of this Indenture;

(6) Guarantees Incurred by the Company of Debt of a Restricted Subsidiary otherwise permitted to be Incurred under this Indenture; provided that such Guarantees are subordinated to the Notes to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation;

(7) Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Facilities otherwise permitted to be Incurred under this Indenture; provided that such Guarantees are subordinated to the Notes to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation;

(8) Debt (including in respect of letters of credit, bank guarantees or similar instruments) Incurred by the Company or any Restricted Subsidiary in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Debt with respect to reimbursement type obligations regarding workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, and, for the avoidance of doubt, including indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion Guarantees provided or Incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business; provided that, upon the Incurrence of Debt with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than [REDACTED – commercially sensitive information] days following such Incurrence;

(9) Debt under Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes;

(10) Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt (including, for the avoidance of doubt, any security deposits in respect of corporate aircraft) Incurred to finance the acquisition, installations, repairs, improvement and removal of fixed or capital assets and any Refinancing Debt that Refinances any Debt Incurred pursuant to this clause (10), including any additional Debt Incurred to pay premiums, fees and expense in connection therewith; provided that the aggregate principal amount of such Debt outstanding at any time may not exceed the greater of (i) $[REDACTED – commercially sensitive information] million and (ii) [REDACTED – commercially sensitive information]% of Consolidated Total Assets; provided, further, that Capital Lease Obligations Incurred by the Company or any Restricted Subsidiary pursuant to this clause (10) in connection with a Sale and Lease Back Transaction shall not be subject to the foregoing limitation so long as the proceeds of such Sale and Lease Back Transaction are used by the Company or such Restricted Subsidiary to permanently repay outstanding Debt of the Company and its Restricted Subsidiaries;

(11) Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or any Capital Interests of a Restricted Subsidiary otherwise permitted under this Indenture, other than Guarantees of Debt for borrowed money Incurred for the purpose of financing such acquisition of such business, assets or Capital Interests;

(12) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds or other cash management treasury services in the ordinary course of business; provided, however, that such Debt is extinguished within five Business Days of Incurrence;

(13) Debt consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(14) Debt of the Company and the Restricted Subsidiaries Incurred under overdraft facilities (including, but not limited to, intraday and purchasing card services) extended by one or more financial institutions and established for the Company’s and the Restricted Subsidiaries’ ordinary course of operations;

(15) Debt in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and letters of credit (other than obligations in respect of other Debt) in the ordinary course of business;

(16) unsecured Debt in respect of obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services incurred in the ordinary course of business;

(17) Debt representing deferred compensation to employees, directors or consultants incurred in the ordinary course of business;

(18) Debt consisting of promissory notes issued to current or former officers, directors and employees, or their respective estates or family members, in each case, to finance the purchase or redemption of Capital Interests of the Company or any Parent Entity permitted under this Indenture;

(19) Guarantees of any lease permitted under this Indenture of real property entered into by the Company or any Restricted Subsidiary;

(20) Debt in an aggregate amount equal to [REDACTED – commercially sensitive information]% of (i) the net cash proceeds received by the Company from the issuance or sale of its Capital Interests (other than Redeemable Capital Interests) after the Issue Date or by any Parent Entity from the issuance and sale of its Capital Interests (other than Redeemable Capital Interests) and contributed to the Company, in each case, after the Issue Date and (ii) any cash consisting of a capital contribution received by any Parent Entity from the holders of its Capital Interests and contributed to the Company, in each case, excluding any Capital Interests issued or capital contribution made on or prior to the Issue Date; provided, however, (i) any such net cash proceeds that are so received or contributed shall be excluded for purposes of making Restricted Payments under Section 4.07(a) to the extent the Company and its Restricted Subsidiaries Incur Debt in reliance thereon and (ii) any net cash proceeds that are so received or contributed shall be excluded for purposes of Incurring Debt pursuant to this clause to the extent the Company or any of its Restricted Subsidiaries makes a Restricted Payment under Section 4.07(a) in reliance thereon;

(21) Debt (i) of the Company or any of its Restricted Subsidiaries Incurred or issued to finance an acquisition and (ii) of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged, amalgamated or consolidated into the Company or a Restricted Subsidiary in accordance with the terms of this Indenture; provided, however, that after giving effect to such acquisition and the incurrence of such Debt, either:

(A) the Company could Incur at least $1.00 of additional Debt pursuant to Section 4.09(a); or

(B) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries determined on a Pro Forma Basis would be equal to or greater than immediately prior to such acquisition, merger, amalgamation, arrangement or consolidation;

(22) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed the greater of (x) $[REDACTED – commercially sensitive information] and (y) [REDACTED – commercially sensitive information]% of Consolidated Total Assets at any time outstanding;

(23) Refinancing Debt in respect of Debt Incurred pursuant to Section 4.09(a) or pursuant to clauses (2), (3), (4), (20), (21) or (22) or this clause (23) of this definition; and

(24) Debt which (A) is contemplated by clause (x)(B) of the definition of “Debt” hereunder and (B) could be secured with a Lien pursuant to clause (17) of the definition of “Permitted Liens” hereunder.

“Permitted Investments” means:

(1) Investments in existence on the Issue Date;

(2) Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments;

(3) Investments in cash and Eligible Cash Equivalents;

(4) Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the ordinary course of business;

(5) Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary;

(6) Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, amalgamated, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound up into, the Company or a Restricted Subsidiary;

(7) Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes;

(8) receivables owing to the Company or any of its Subsidiaries and advances to suppliers, in each case if created, acquired or made in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(9) Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

(10) Investments by the Company or any Restricted Subsidiary not otherwise permitted under this definition, in an aggregate amount not to exceed the greater of (x) $[REDACTED – commercially sensitive information] million and (y) [REDACTED – commercially sensitive information]% of Consolidated Total Assets at any one time outstanding;

(11) loans and advances to employees in an amount not to exceed $[REDACTED – commercially sensitive information] in the aggregate at any one time outstanding;

(12) Investments the payment for which consists solely of Capital Interests (excluding Redeemable Capital Interests) of the Company;

(13) any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with Section 4.10 or any other disposition of Property not constituting an Asset Sale;

(14) guarantees of operating leases or of other obligations that do not constitute Debt, in each case, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(15) payroll, travel, moving, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(16) Guarantees by the Company or any Restricted Subsidiary of Debt of the Company or a Restricted Subsidiary otherwise permitted by Section 4.09;

(17) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(i) in exchange for any other Investment or accounts receivable held by the Company or any Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Company of such other Investment or accounts receivable;

(ii) in satisfaction of judgments against other Persons;

(iii) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

(iv) received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (B) litigation, arbitration or other disputes;

(18) any Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or other similar assets in the ordinary course of business, or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(19) advances, loans or extensions of trade credit or prepayments of expenses or loans or advances made to distributors, in each case in the ordinary course of business by the Company or any of its Restricted Subsidiaries;

(20) repurchases of the Notes and Obligations under the Credit Facilities;

(21) (a) Investments consisting of the purchase price paid for and reasonable transaction costs related to acquisitions by the Company or any Restricted Subsidiary of all or substantially all of the assets or Capital Interests of a Person engaged in a Permitted Business; (b) Investments of any Person existing at the time such Person becomes a Restricted Subsidiary of the Company or consolidates, merges or amalgamates with the Company or any of its Restricted Subsidiaries so long as such Investments were not made in contemplation of such Person becoming a Restricted Subsidiary or of such consolidation, merger or amalgamation and (c) Investments consisting of any acquisition of, or licenses for, products or assets used or useful in a Permitted Business; and

(22) Investments in a Permitted Joint Venture, when taken together with all other Investments made pursuant to this clause (22) that are at the time outstanding (and not otherwise converted or applied to another clause of this definition of “Permitted Investments”), not to exceed $[REDACTED – commercially sensitive information] at any one time outstanding.

“Permitted Joint Venture” means any joint venture (which may be in the form of a limited liability company, partnership, corporation or other entity) in which the Company or any of its Restricted Subsidiaries is a joint venturer; provided, however, that (a) the joint venture is engaged solely in a Permitted Business and (b) the Company or a Restricted Subsidiary is required by the governing documents of the joint venture or an agreement with the other parties to the joint venture to participate in the management of such joint venture as a member of such joint venture’s Board of Directors or otherwise.

“Permitted Liens” means:

(1) Liens on the assets of the Company or any Guarantor which secure Obligations Incurred under Credit Facilities in an aggregate principal amount not to exceed the greater of (i) $[REDACTED – commercially sensitive information] and (ii) the Secured Debt Cap;

(2) Liens in favor of the Company or any Restricted Subsidiary;

(3) Liens on property of a Person existing at the time such Person is merged or amalgamated with or into or consolidated with the Company or any Restricted Subsidiary of the Company (including by way of plan of arrangement), provided that such Liens were not Incurred in contemplation of or in connection with such merger, amalgamation or consolidation and do not extend to any assets other than those of the Person merged into, amalgamated or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were not Incurred in contemplation of or in connection with such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(5) Liens existing on the Issue Date;

(6) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(7) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ materialmen’s and repairmen’s Liens, in each case in respect of which a reserve or other appropriate provisions, if any, as shall be required by IFRS shall have been made in respect thereof;

(8) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided that appropriate reserves required pursuant to IFRS have been made in respect thereof;

(9) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not secure Debt;

(10) Liens securing Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes;

(11) Liens relating to banker’s liens, rights of set off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not established by the Company or any Restricted Subsidiary for the purpose of providing collateral to the depository institution;

(12) any Lien resulting from the deposit of money or other cash equivalents or other evidence of indebtedness in trust for the purpose of defeasing Debt of the Company or any Restricted Subsidiary; provided that the Incurrence of Debt and such defeasance or satisfaction and discharge are not prohibited by this Indenture;

(13) Liens securing Obligations in respect of Debt (including Capital Lease Obligations and Purchase Money Debt) permitted by clause (10) of the definition of “Permitted Debt” hereunder covering only the assets acquired, constructed, installed, improved, repaired or developed with, or secured by, such Debt;

(14) Liens securing Obligations in respect of (a) Debt permitted by clause (14) of the definition of “Permitted Debt” hereunder (and any Guarantee thereof) and (b) Debt of Subsidiaries other than Subsidiary Guarantors; provided, in the case of clause (b), that such Liens attach only to assets of Restricted Subsidiaries other than Subsidiary Guarantors;

(15) Liens securing Debt permitted by clause (15) of the definition of “Permitted Debt” hereunder;

(16) Liens on Capital Interests of an Unrestricted Subsidiary that secure Debt or other obligations of such Unrestricted Subsidiary;

(17) Liens securing Obligations in respect of Refinancing Debt; provided that any such Lien covers only the assets that secure the Debt being refinanced;

(18) leases, subleases, survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Debt and which do not in the aggregate materially impair the operation of the business of the Company and its Subsidiaries taken as a whole;

(19) Liens arising from Uniform Commercial Code or Personal Property Security Act (Ontario) (or its equivalent) financing statement filings regarding operating leases entered into by the Company and the Restricted Subsidiaries in the ordinary course of business;

(20) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(21) Liens arising out of consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(22) Liens securing insurance premium financing arrangements, provided that such Liens are limited to the applicable unearned insurance premiums;

(23) Liens arising from precautionary Uniform Commercial Code or Personal Property Security Act (Ontario) (or its equivalent) financing statements or similar or analogous financing statements in any jurisdiction;

(24) Liens arising from the right of distress enjoyed by landlords or lessors or Liens otherwise granted to landlords or lessors, in either case, to secure payment of arrears of rent in respect of leased properties;

(25) deemed trusts or other Liens that are unregistered and that secure amounts that are not yet delinquent in respect of unpaid wages, vacation pay, employee or non-resident withholding tax source deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, unemployment insurance, pension fund obligations and realty taxes;

(26) Liens on Capital Interests of any joint venture or Unrestricted Subsidiary (i) securing obligations of such joint venture or Unrestricted Subsidiary, as the case may be, or (ii) pursuant to the relevant joint venture agreement or arrangement;

(27) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Debt secured by any Lien permitted under this Indenture; provided, however, that (x) such new Lien pursuant to this clause shall be limited to all or part of the same property (which, for the avoidance of doubt, may include after-acquired property to the extent such after-acquired property would be subject to the existing Lien) that secured the original Lien (plus improvements on and accessions to such property), (y) the Debt secured by such Lien at such time pursuant to this clause is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the applicable Debt at the time the original Lien became a Lien permitted hereunder, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement, and (z) such new Lien pursuant to this clause shall also continue to constitute a utilization of any capacity pursuant to the clause under which such initial Lien was incurred;

(28) licenses, sublicenses, covenants not to sue, releases or other rights under intellectual property granted to others (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Company or any of the Restricted Subsidiaries;

(29) Liens securing the Company’s or its Subsidiaries’ obligations in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course;

(30) other Liens securing Debt in an aggregate principal amount not to exceed the greater of (x) $[REDACTED – commercially sensitive information] and (y) [REDACTED – commercially sensitive information]% of Consolidated Total Assets at any one time outstanding; and

(31) other Liens so long as, after giving effect to any such Lien and the incurrence of any Debt incurred at the time such Lien is created, or incurred, on a Pro Forma Basis, the Secured Leverage Ratio (when tested for purposes of the incurrence of such Lien) does not exceed [REDACTED – commercially sensitive information].

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

“Private Placement Legend” means the legend set forth in Section 2.06(f)(i) to be placed on all Notes issued under this Indenture, except where otherwise permitted by the provisions of this Indenture.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase” hereunder.

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase” hereunder.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase” hereunder.

“Pro Forma” or “Pro Forma Basis” means, for purposes of determining compliance with any provision of this Indenture, including the determination of any financial ratio or test or the amount of revenue or Consolidated Adjusted EBITDA, that any Specified Transaction occurring since the first day of the relevant period to and including the relevant date such determination is made (including after the relevant quarter or period end, if applicable) shall be deemed to have occurred as of the first day of the relevant period, including pro forma adjustments arising out of events attributable to such Specified Transaction (including giving effect to those specified in accordance with the definitions of Consolidated Adjusted EBITDA and Consolidated Net Income); provided that, any event, occurrence or transaction that would otherwise be deemed a Specified Transaction, but for failure to meet the monetary threshold in the definition thereof, shall also be given effect on a “Pro Forma Basis”. Upon giving effect to a transaction on a “Pro Forma Basis,” (i) any indebtedness Incurred by the Company or any Restricted Subsidiaries in connection with such Specified Transaction (or any other transaction which occurred during the relevant period) shall be deemed to have been Incurred as of the first day of the relevant period, (ii) if such Debt has a floating or formula rate, then the rate of interest for such Debt for the applicable period for purposes of the calculations contemplated by this definition shall be determined by utilizing the rate which is or would be in effect with respect to such Debt as at the end of the relevant period, (iii) income statement items (whether positive or negative) and Consolidated Adjusted EBITDA attributable to all property acquired in such Specified Transaction or to the Investment constituting such Specified Transaction, as applicable, shall be included as if such Specified Transaction has occurred as of the first day of the relevant period, (iv) income statement items (whether positive or negative) attributable to all property disposed of in any Specified Transaction (including any income statement items attributable to disposed abandoned or discontinued operations), shall be excluded as if such Specified Transaction has occurred as of the first day of the relevant period and (v) such other pro forma adjustments which would be permitted or required by Canadian Securities Laws, as amended, shall be taken into account (in addition to any adjustments permitted pursuant to any applicable financial definition or test). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by an Authorized Officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with IFRS. Interest on Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, bankers’ acceptances market rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company or the applicable Restricted Subsidiary may designate. Any such adjustments included in calculations made on a Pro Forma Basis shall continue to apply to subsequent calculations of any applicable financial ratios or tests, including during any subsequent test period in which the effects thereof are expected to be realized.

“Purchase Money Debt” means Debt:

(i) Incurred to finance the purchase, assembly, installation or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

(ii) that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased, assembled, installed or constructed; and in any case that does not exceed [REDACTED – commercially sensitive information]% of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with IFRS.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Qualified Equity Offering” means (i) any public equity offering of Qualified Capital Interests yielding gross proceeds to either of the Company, or any direct or indirect parent company of the Company, of at least $[REDACTED – commercially sensitive information] or (ii) a private equity offering of Qualified Capital Interests of the Company, or any direct or indirect parent company of the Company, other than any such public or private sale to an entity that is an Affiliate of the Company; provided that, in the case of an offering or sale by a direct or indirect parent company of the Company, such parent company contributes to the capital of the Company the portion of the net cash proceeds of such offering or sale necessary to pay the aggregate Redemption Price (plus accrued interest, if any, to the redemption date) of the Notes to be redeemed pursuant to the provisions described under Section 3.07(b).

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available other than as a result of actions by the Company, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody’s or S&P or both, as the case may be.

“Redeemable Capital Interests,” in any Person, means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed (other than in exchange for Qualified Capital Interests), is redeemable (other than in exchange for Qualified Capital Interests) at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with Section 4.07. The amount of Redeemable Capital Interests deemed to be outstanding at any time for the purposes of this Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

“Record Date” for the interest payable on any applicable Interest Payment Date means April 1 or October 1 (whether or not a Business Day) preceding such Interest Payment Date.

“Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of this Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that:

(1) the Refinancing Debt is subordinated to the Notes or the Note Guarantees, as applicable, to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes;

(2) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least [REDACTED – commercially sensitive information] days after the maturity date of the Notes;

(3) the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended;

(4) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, on such Debt being refinanced and any reasonably determined premium necessary to accomplish any such refinancing (including in that limitation any “make whole” premium) and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt; and

(5) such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company or any Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means a Regulation S Temporary Global Note or a Regulation S Permanent Global Note, as appropriate.

“Regulation S Permanent Global Note” means a Global Note substantially in the form of Exhibit A hereto, bearing the Private Placement Legend, the Global Notes Legend and the Canadian Restricted Legend (if applicable) and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Regulation S.

“Regulation S Temporary Global Note” means a temporary Global Note in the form of Exhibit A, bearing the Private Placement Legend, the Global Notes Legend, the Canadian Restricted Legend (if applicable) and the Regulation S Temporary Global Notes Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

“Regulation S Temporary Global Notes Legend” means the legend set forth in Section 2.06(f)(iv) to be placed on the Regulation S Temporary Global Note.

“Related Business Assets” means assets (other than cash or Eligible Cash Equivalents) used or useful in a Permitted Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend and the Canadian Restricted Legend (if applicable).

“Restricted Global Note” means a Global Note bearing the Private Placement Legend, the Global Notes Legend and the Canadian Restricted Legend (if applicable).

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” means any of the following:

(a) any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company, other than:

(i) dividends, distributions or payments made solely in Qualified Capital Interests in the Company; and

(ii) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis;

(b) any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary (other than a payment made solely in Qualified Capital Interests in the Company);

(c) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Subordinated Obligations (excluding any Debt owed to the Company or any Restricted Subsidiary), except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof;

(d) any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

(e) any Restricted Investment.

“Restricted Period”, with respect to any Note, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Note is first offered to Persons other than distributors (as defined in Regulation S) in reliance on Regulation S, notice of which day shall be promptly given by the Company to the Trustee, and (b) the date of issuance with respect to such Note or any predecessor of such Note.

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with this Indenture.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“S&P” means Standard & Poor’s, a division of The McGraw Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Company or a Restricted Subsidiary.

“Secured Debt” means, without duplication, (i) any Debt secured by a Lien and (ii) any Debt of a Non-Guarantor Restricted Subsidiary that is Incurred pursuant to Section 4.09(a).

“Secured Debt Cap” means, as of any date of determination, an amount of Secured Debt equal to the greatest principal amount of Secured Debt that could have been Incurred on such date so long as the Company’s Secured Leverage Ratio for its most recently ended Four Quarter Period would not have been in excess of [REDACTED – commercially sensitive information].

“Secured Leverage Ratio” means, as of any date of determination (the “Determination Date”), the ratio of (a) the aggregate principal amount of Secured Debt determined on a Pro Forma Basis as of the last day of the fiscal quarter for which internal financial statements are available (net of unrestricted cash and Eligible Cash Equivalents of the Company and its Restricted Subsidiaries not to exceed $[REDACTED – commercially sensitive information], and excluding any proceeds of Debt that is Incurred for which the Secured Leverage Ratio is to be calculated or is otherwise Incurred substantially contemporaneously with such Debt) of the Company and its Restricted Subsidiaries on the Determination Date (excluding any Hedging Obligations or Swap Contracts, in each case, not entered into for speculative purposes) to (b) Consolidated Adjusted EBITDA for the most recently ended Four Quarter Period for which internal financial statements are available prior to the Determination Date. For purposes of making the computation referred to above, the Secured Leverage Ratio shall be calculated, if applicable, on a Pro Forma Basis in respect of clauses (a) and (b) thereof as are appropriate and consistent with the Pro Forma adjustments set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

“Specified Transaction” means with respect to any period, any:

(1) Investment involving the acquisition of an operating or geographical unit of a business or that constitutes an acquisition of all or substantially all of the common stock of a person or otherwise involves the payment of consideration by the Company and its Restricted Subsidiaries in excess of $[REDACTED – commercially sensitive information];

(2) sale or transfer of assets or property or other asset disposition (including any disposal, abandonment or discontinuance of operations) that yields gross proceeds to the Company or any of its Restricted Subsidiaries in excess of $[REDACTED – commercially sensitive information] or involves the abandonment or discontinuation of operations with a value in excess of $[REDACTED – commercially sensitive information];

(3) incurrence, amendment, modification, repayment or refinancing of Debt;

(4) Restricted Payment;

(5) designation or redesignation of an Unrestricted Subsidiary or Restricted Subsidiary; or

(6) other event,

in each case, that by the terms of this Indenture requires pro forma compliance with a test or covenant thereunder or requires such test or covenant to be calculated on a Pro Forma Basis.

“Stated Maturity,” when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subordinated Obligation” means any Debt of the Company or any Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinated or junior in right of payment to the Notes or the Note Guarantees pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which more than 50% of the total voting power of shares of the Voting Interests is at the time owned, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Subsidiary Guarantor” means a Subsidiary of the Company that is a Guarantor.

“Successor Entity” means a corporation or other entity that succeeds to and continues the business of Concordia Healthcare Corp.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing, whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Transactions” means, collectively:

(1) the consummation of the transactions contemplated by the Asset Purchase Agreement, dated as of March 9, 2015, by and among Concordia Pharmaceuticals, Inc. (as purchaser), Covis Pharma S.à.r.l. (as a seller), Covis Injectables S.à.r.l. (as a seller), the Company (as purchaser parent) and Covis Pharma Holdings S.à.r.l. (as seller parent), together with all exhibits, schedules and disclosure letters thereto;

(2) the execution, delivery and performance by the Company (as borrower) and certain Subsidiaries of the Company party thereto from time to time (as guarantors) of the Credit Agreement and the “Credit Documents” (as defined therein) and the borrowings contemplated thereby;

(3) the issuance and sale by the Company of new cash common equity providing for gross proceeds in an aggregate principal amount of up to $[REDACTED – commercially sensitive information] on or about the Issue Date;

(4) the issuance and sale by the Company of the Notes and the performance by the Company and the Guarantors of their respective obligations contemplated by this Indenture, the Notes and the Note Guarantees;

(5) the refinancing and repayment of existing third party indebtedness for borrowed money of the Company and its Subsidiaries on or about the Issue Date, including indebtedness pursuant to the Amended and Restated Credit Agreement, dated as of September 30, 2014, among the Company, certain lenders party thereto and GE Capital Canada Finance, Inc., as administrative agent, and the release and discharge of security and guarantees in respect thereof; and

(6) the payment of fees and expenses incurred in connection with the transactions contemplated by paragraphs (1) through (5) of this definition.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the Notes to April 15, 2018; provided, however, that if the then remaining term of the Notes to April 15, 2018 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that, if the then remaining term of the Notes to April 15, 2018 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. The Company will (a) calculate the Treasury Rate on the second Business Day preceding the applicable redemption date and (b) prior to such redemption date, file with the Trustee an Officer’s Certificate setting forth the Applicable Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Trustee” means U.S. Bank National Association, a national banking association, as trustee, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Unrestricted Definitive Note” means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend.

“Unrestricted Global Note” means any Note in global form that does not bear or is not required to bear the Private Placement Legend.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company which at the time of determination shall be designated as an Unrestricted Subsidiary by the Company in the manner provided in Section 4.18; and

(2) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“U.S. Person” means a U.S. person as defined in Rule 902(k) under the Securities Act.

“Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person or otherwise direct the management thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company, all of the Capital Interests of which (other than directors’ qualifying shares) are owned by the Company or another Wholly Owned Subsidiary.

Section 1.02 Other Definitions.

Term	Defined in Section
“Acceptable Commitment”	4.10(c)
“Additional Amounts”	2.13(b)
“Affiliate Transaction”	4.11(a)
“Asset Sale Proceeds Application Period”	4.10(c)
“Authentication Order”	2.02(c)
“Code”	2.13(c)
“Covenant Defeasance”	8.02(a)
“Covenant Suspension Event”	4.19(a)
“Discharge”	11.01(a)
“Event of Default”	6.01(a)
“Excess Proceeds”	4.10(d)
“Expiry Date”	1.04(j)
“FATCA Withholding”	2.13(f)
“Initial Default”	6.04
“Judgment Currency”	12.18
“Legal Defeasance”	8.01(a)
“Material Change Report”	4.03(a)(3)
“MD&A”	4.03(a)(1)
“Note Register”	2.03(a)
“Paying Agent”	2.03(a)
“Payor”	2.13(a)
“Reference Date”	4.07(a)(3)
“Registrar”	2.03(a)
“Reinstatement Date”	4.19(b)
“relevant date”	2.13(c)
“Satisfaction of the Notes”	4.19(f)
“SEDAR”	4.03(a)(4)
“Surviving Entity”	5.01(a)(1)
“Suspended Covenants”	4.19(a)
“Suspension Period”	4.19(a)
“Tax Act”	2.13(c)
“Tax Redemption Date”	3.09(a)
“Taxes”	2.13(a)
“Taxing Jurisdiction”	2.13(a)

Section 1.03 Rules of Construction.

Unless the context otherwise requires:

(1) a term defined in Section 1.01 or 1.02 has the meaning assigned to it therein, and a term used herein that is defined in the Trust Indenture Act, either directly or by reference therein, shall have the meaning assigned to it therein;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and words in the plural include the singular;

(5) provisions apply to successive events and transactions;

(6) unless the context otherwise requires, any reference to an “Appendix,” “Article,” “Section,” “clause,” “Schedule” or “Exhibit” refers to an Appendix, Article, Section, clause, Schedule or Exhibit, as the case may be, of this Indenture;

(7) the words “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision;

(8) the words “including,” “includes” and other words of similar import shall be deemed to be followed by “without limitation”;

(9) references to sections of, or rules under, the Securities Act, the Exchange Act or the Trust Indenture Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time;

(10) unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements or instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Indenture; and

(11) in the event that a transaction meets the criteria of more than one category of permitted transactions or listed exceptions, the Company may classify such transaction as it, in its sole discretion, determines.

Section 1.04 Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company and the

Guarantors. Proof of execution of any such instrument or of a writing appointing any such agent, or the holding by any Person of a Note, shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustee, the Company and the Guarantors, if made in the manner provided in this Section 1.04.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved (1) by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof, (2) if executed by or on behalf of the Company, by a certificate from the secretary or assistance secretary or other officer performing a similar function, or (3) in any other manner deemed reasonably sufficient by the Trustee. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same. The authority of the Person executing the same may also be proved in any other manner deemed reasonably sufficient by the Trustee.

(c) The ownership of Notes shall be proved by the Note Register.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by the Trustee, the Company or the Guarantors in reliance thereon, whether or not notation of such action is made upon such Note.

(e) The Company may set a record date for purposes of determining the identity of Holders entitled to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, or to vote on any action authorized or permitted to be taken by Holders; provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in clause (f) below. Unless otherwise specified, if not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such action, or in the case of any such vote, prior to such vote, any such record date shall be the later of [REDACTED – commercially sensitive information] days prior to the first solicitation of such consent or vote or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation or vote. If any record date is set pursuant to this clause (e), the Holders on such record date, and only such Holders, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action (including revocation of any action), whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiry Date by Holders of the requisite principal amount of Notes, or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiry Date to be given to the Trustee in writing and to each Holder in the manner set forth in Section 12.01.

(f) The Trustee may set any day as a record date for the purpose of determining the Holders entitled to join in the giving or making of (1) any notice of default under Section 6.01(a), (2) any declaration of acceleration referred to in Section 6.02, (3) any direction referred to in Section 6.05 or (4) any request to pursue a remedy referred to in Section 6.06(2). If any record date is set pursuant to this paragraph, the Holders on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiry Date by Holders of the requisite principal amount of Notes or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiry Date to be given to the Company and to each Holder in the manner set forth in Section 12.01.

(g) Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount. Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this paragraph shall have the same effect as if given or taken by separate Holders of each such different part.

(h) Without limiting the generality of the foregoing, a Holder, including a Depositary that is the Holder of a Global Note, may make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and a Depositary that is the Holder of a Global Note may provide its proxy or proxies to the beneficial owners of interests in any such Global Note through such Depositary’s standing instructions and customary practices.

(i) The Company may fix a record date for the purpose of determining the Persons who are beneficial owners of interests in any Global Note held by a Depositary entitled under the procedures of such Depositary, if any, to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders; provided that if such a record date is fixed, only the beneficial owners of interests in such Global Note on such record date or their duly appointed proxy or proxies shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action, whether or not such beneficial owners remain beneficial owners of interests in such Global Note after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiry Date.

(j) With respect to any record date set pursuant to this Section 1.04, the party hereto that sets such record date may designate any day as the “Expiry Date” and from time to time may change the Expiry Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiry Date is given to the other party hereto in writing, and to each Holder of Notes in the manner set forth in Section 12.01, on or prior to both the existing and the new Expiry Date. If an Expiry Date is not designated with respect to any record date set pursuant to this Section 1.04, the party hereto which set such record date shall be deemed to have initially designated the [REDACTED – commercially sensitive information] day after such record date as the Expiry Date with respect thereto, subject to its right to change the Expiry Date as provided in this clause (j).

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating; Terms.

(a) The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have notations, legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law, or with any rules of any securities exchange or usage or with the rules of the Depositary or this Indenture, all as may be determined by the officers executing such Notes as evidenced by their execution of the Notes. Each Note shall be dated the date of its authentication. The Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

(b) Notes issued in global form shall be substantially in the form of Exhibit A hereto (including the Global Notes Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Notes Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note shall represent such of the outstanding Notes as shall be specified in the “Schedule of Exchanges of Interests in the Global Note” attached thereto and each shall provide that it shall represent up to the aggregate principal amount of Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as applicable, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06.

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Note will be exchanged for beneficial interests in the Regulation S Permanent Global Note pursuant to the Applicable Procedures. Simultaneously with the authentication of the Regulation S Permanent Global Note, the Trustee will cancel the Regulation S Temporary Global Note. The aggregate principal amount of the Regulation S Temporary Global Note and the Regulation S Permanent Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

(c) The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

The Notes shall be subject to repurchase by the Company pursuant to an Offer to Purchase as provided in Section 4.10 or Section 4.14. The Notes shall not be redeemable, other than as provided in Article 3.

Additional Notes ranking pari passu with the Initial Notes may be created and issued from time to time by the Company without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes and shall have the same terms as to status, redemption or otherwise (other than with respect to the issue date, the purchase price thereof and the date from which the interest accrues) as the Initial Notes; provided that the Company’s ability to issue Additional Notes shall be subject to the Company’s compliance with Section 4.09. The Notes and any Additional Notes shall be substantially identical other than the issuance dates, offering price, and, if applicable, the date from which interest shall accrue. Except as described under Article 9, the Initial Notes and any Additional Notes subsequently issued under this Indenture will be treated as a single class for all purposes under this Indenture, including waivers, amendments, redemptions and offers to purchase, and shall vote together as one class on all matters with respect to the Notes, provided that if the Additional Notes are not fungible with the Notes for U.S. federal income tax purposes the Additional Notes will have a separate CUSIP number, if applicable. Unless the context requires otherwise, references to “Notes” for all purposes of this Indenture include any Additional Notes that are actually issued. Any Additional Notes shall be issued with the benefit of an indenture supplemental to this Indenture.

In authenticating and delivering Additional Notes, the Trustee shall be entitled to receive and shall be fully protected in conclusively relying upon, in addition to the Opinion of Counsel and Officer’s Certificate required by Section 12.03, an Opinion of Counsel (i) as to the due authorization, execution, delivery, validity and enforceability of such Additional Notes, (ii) stating that the form and terms of such Additional Notes have been established by a supplemental indenture and pursuant to a resolution of the Board of Directors of the Company in conformity with the provisions of this Indenture and (iii) stating that all laws and requirements in respect of the execution and delivery by the Company of such Additional Notes have been complied with.

(d) The provisions of the “Operating Procedures of the [REDACTED – commercially sensitive information]” and “Terms and Conditions Governing Use of [REDACTED – commercially sensitive information]” and the “General Terms and Conditions of [REDACTED – commercially sensitive information]” and “Customer Handbook” of [REDACTED – commercially sensitive information] shall be applicable to transfers of beneficial interests in the Regulation S Temporary Global Note and the Regulation S Permanent Global Note that are held by Participants through [REDACTED – commercially sensitive information] or [REDACTED – commercially sensitive information].

Section 2.02 Execution and Authentication.

(a) At least one Authorized Officer shall execute the Notes on behalf of the Company by manual or facsimile signature. If an Authorized Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

(b) A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form provided for in Exhibit A attached hereto by the manual signature of an authorized signatory of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

(c) On the Issue Date, the Trustee shall, upon receipt of a written order of the Company signed by an Authorized Officer (an “Authentication Order”), authenticate and deliver the Initial Notes. In addition, at any time and from time to time, the Trustee shall, upon receipt of an Authentication Order, authenticate and deliver any Additional Notes in an aggregate principal amount specified in such Authentication Order for such Additional Notes issued hereunder and, in the case of any issuance of Additional Notes pursuant to Section 2.01, such Authentication Order shall certify that such issuance is in compliance with Section 4.09.

(d) The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

Section 2.03 Registrar and Paying Agent.

(a) The Company shall maintain an office or agency in the United States where Notes may be presented for registration of transfer or for exchange (“Registrar”) and at least one office or agency in the United States where Notes may be presented for payment (“Paying Agent”), which shall initially be the Corporate Trust Office of the Trustee located at 60 Livingston Avenue, St. Paul, Minnesota 55107. The Registrar shall keep a register of the Notes and of their transfer and exchange (“Note Register”). The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without prior notice to any Holder; provided, however, that no such removal shall become effective until (i) acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Company and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustee and the passage of any waiting or notice periods required by the Depositary’s procedures or (ii) written notification to the Trustee that the Trustee shall serve as Registrar or Paying Agent until the appointment of a successor in accordance with clause (i) above. The Company shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. The Company or any Affiliate incorporated or organized within the United States of America may act as Paying Agent (except for purposes of Article 8) or Registrar.

(b) The Company initially appoints DTC to act as Depositary with respect to the Global Notes. The Company initially appoints the Trustee to act as Paying Agent and Registrar for the Notes, for which the Trustee shall be Custodian. If, at any time, the Trustee is not the Registrar, the Registrar shall make available to the Trustee ten days prior to each Interest Payment Date and at such other times as the Trustee may reasonably request the names and addresses of the Holders as they appear in the Note Register.

Section 2.04 Paying Agent to Hold Money in Trust.

The Company shall require each Paying Agent other than the Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal, premium, if any, or interest, if any, on the Notes, and shall notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, a Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money. If the Company or an Affiliate of the Company acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent until such sum of money shall be paid to such Holders or otherwise disposed of as provided in this Indenture, and shall promptly notify the Trustee in writing of any action or failure to act as required by this Section. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05 Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee in writing at least [REDACTED – commercially sensitive information] Business Days before each Interest Payment Date and at such other times as the Trustee may reasonably request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders.

Section 2.06 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. Except as otherwise set forth in this Section 2.06, a Global Note may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor Depositary or a nominee of such successor Depositary. A beneficial interest in a Global Note may not be exchanged for a Definitive Note unless (i) the Depositary (x) notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or (y) has ceased to be a “clearing agency” registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 90 days, (ii) there shall have occurred and be continuing a Default with respect to the Notes or (iii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes (although Regulation S Temporary Global Notes at the Company’s election pursuant to this clause may not be exchanged for Definitive Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S). Upon the occurrence of any of the preceding events in (i), (ii) or (iii) above, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures). Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.07 and Section 2.10. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or Section 2.10, shall be authenticated and delivered in the form of, and shall be, a Global Note, except for Definitive Notes issued subsequent to any of the preceding events in (i), (ii) or (iii) above and pursuant to Sections 2.06(c) or (e). A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a); provided, however, beneficial interests in a Global Note may be transferred and exchanged as provided in Sections 2.06(b) and (c).

(b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i), (ii), (iii) or (iv) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Temporary Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i).

(ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i), the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (B) (1) above; provided that in no event shall Definitive Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Temporary Global Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903; provided, further, that in no event shall a beneficial interest in an Unrestricted Global Note be credited, or an Unrestricted Definitive Note be issued, to a Person who is an affiliate (as defined in Rule 144) of the Company. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(g).

(iii) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) and the Registrar receives the following:

(A) if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; or

(B) if the transferee will take delivery in the form of a beneficial interest in the Regulation S Temporary Global Note or the Regulation S Permanent Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

(iv) Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(ii) and:

(A) the Registrar receives the following:

(1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

(2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (A), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to subparagraph (A) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (A) above.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c) Transfer or Exchange of Beneficial Interests for Definitive Notes.

(i) Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon the occurrence of any of the events in (i), (ii) or (iii) of Section 2.06(a) and receipt by the Registrar of the following documentation:

(A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such beneficial interest is being transferred to a Non U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such beneficial interest is being transferred to the Company or any of its Restricted Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(F) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof;

the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g), and the Company shall execute and the Trustee shall authenticate and mail to the Person designated in the instructions a Definitive Note in the applicable principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall mail such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend, the Canadian Restricted Legend (if applicable) and the Regulation S Temporary Global Notes Legend, as applicable, and shall be subject to all restrictions on transfer contained therein.

(ii) Beneficial Interests in Regulation S Temporary Global Note to Definitive Notes. Notwithstanding Section 2.06(c)(i)(A) and (C), a beneficial interest in the Regulation S Temporary Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(iii) Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes. A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only upon the occurrence of any of the events in subsection (i), (ii) or (iii) of Section 2.06(a) and if:

(A) the Registrar receives the following:

(1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (A), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iv) Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon the occurrence of any of the events in subsection (i), (ii) or (iii) of Section 2.06(a) and satisfaction of the conditions set forth in Section 2.06(b)(ii), the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g), and the Company shall execute and the Trustee shall authenticate and mail to the Person designated in the instructions a Definitive Note in the applicable principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from or through the Depositary and the Participant or Indirect Participant. The Trustee shall mail such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall not bear the Private Placement Legend.

(d) Transfer and Exchange of Definitive Notes for Beneficial Interests.

(i) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B) if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such Restricted Definitive Note is being transferred to a Non U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such Restricted Definitive Note is being transferred to the Company or any of its Restricted Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(F) if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the applicable Restricted Global Note, in the case of clause (B) above, the applicable 144A Global Note and, in the case of clause (C) above, the applicable Regulation S Global Note.

(ii) Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if:

(A) the Registrar receives the following:

(1) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(2) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (A), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions in this Section 2.06(d)(ii), the Trustee shall cancel the Restricted Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(iii) Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraph (ii) or (iii) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e):

(i) Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A) if the transfer will be made to a QIB in accordance with Rule 144A, then the transferor must deliver a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; or

(C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications required by item (3) thereof, if applicable.

(ii) Restricted Definitive Notes to Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if:

(A) the Registrar receives the following:

(1) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(2) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (A), if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii) Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

Concurrently with the issuance of such Notes, the Trustee will cause the aggregate principal amount of the applicable Restricted Global Notes to be reduced accordingly and will cause the aggregate principal amount of the Unrestricted Global Note to be increased accordingly, and the Company will execute and the Trustee will authenticate and deliver to the Persons designated by the Holders of Definitive Notes so accepted Unrestricted Definitive Notes in the appropriate principal amount.

(f) Legends. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture:

(i) Private Placement Legend.

(A) Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution therefor) shall bear the legend in substantially the following form:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR] [IN THE CASE OF REGULATION S NOTES: 40 DAYS] AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH ANY OF THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) [IN THE CASE OF RULE 144A NOTES: AND ON WHICH THE COMPANY INSTRUCT THE TRUSTEE THAT THIS LEGEND SHALL BE DEEMED REMOVED FROM THE NOTES, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE INDENTURE RELATING TO THIS SECURITY], ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A ‘‘QUALIFIED INSTITUTIONAL BUYER’’ AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT

PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. [IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.]”

(B) Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraph (b)(iv), (c)(iii), (c)(iv), (d)(ii), (d)(iii), (e)(ii), or (e)(iii) of this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(ii) Global Notes Legend. Each Global Note shall bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”) TO THE COMPANY OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(iii) Canadian Restricted Legend. If required under Canadian Securities Laws, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution therefor) shall bear a legend in substantially the following form:

“IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DAY THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER THE DAY ON WHICH THE NOTE INITIALLY WAS ISSUED BY THE COMPANY].”

(iv) Regulation S Temporary Global Notes Legend. Each temporary Note that is a Global Note issued pursuant to Regulation S shall bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS A TEMPORARY GLOBAL NOTE FOR PURPOSES OF REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. NEITHER THIS TEMPORARY GLOBAL NOTE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE INDENTURE REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY GLOBAL NOTE SHALL BE ENTITLED TO RECEIVE PAYMENT OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE INDENTURE.”

(g) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly, and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction. If the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(h) General Provisions Relating to Transfers and Exchanges.

(i) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 or at the Registrar’s request.

(ii) No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but such holder or Holder will be required to pay all taxes due on transfer and the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Section 2.07, Section 2.10, Section 3.06, Section 4.10, Section 4.14 and Section 9.04).

(iii) Neither the Registrar nor the Company shall be required to register the transfer of, or transfer or exchange any, Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with an Offer to Purchase or other tender offer.

(iv) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(v) Neither the Company nor the Registrar shall be required (A) to issue, to register the transfer of, or to transfer or exchange any, Notes during a period of 15 days before a selection of Notes is to be redeemed under Section 3.02, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part, (C) to register the transfer of or to exchange a Note between a Record Date and the next succeeding Interest Payment Date or (D) to register the transfer of or to exchange a Note tendered and not withdrawn in connection with an Offer to Purchase.

(vi) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and interest, if any, on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(vii) Upon surrender for registration of transfer of any Note at the office or agency of the Company designated pursuant to Section 2.03, the Company shall execute, and the Trustee shall authenticate and mail, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount.

(viii) At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and mail, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.06.

(ix) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile or electronically via .pdf transmission.

(x) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including transfers between or among Depositary participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(xi) The Registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with any transfer of Notes.

(xii) By its acceptance of any Definitive Note or interest in any Global Note bearing the Canadian Restricted Legend, each Holder of the Note represented thereby acknowledges the restrictions on transfer of such Note set forth in the Canadian Restricted Legend affixed to such Note and agrees that in connection with any sale, transfer or trade of such Note or its interest in such Note to a Person in, or a Person resident of, or a Person acquiring such Note or an interest therein for the benefit of another Person resident in, any Province or Territory of Canada, it will so sell, transfer or trade such Note or interest therein only in compliance with Canadian Securities Laws.

(xiii) The Trustee shall only be required to affix the Canadian Restricted Legend to any Definitive Note and any Global Note until (but not after) the day specified in the Canadian Restricted Legend initially affixed to such Note on the date of its original issue, and shall affix such legend only upon the written instructions of the Company.

Section 2.07 Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the ownership and destruction, loss or theft of any Note, the Company shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee’s requirements are met. An indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company or the Trustee may charge for their expenses in replacing a Note, which may include any expenses of the Trustee.

Every replacement Note is a contractual obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08 Outstanding Notes.

(a) The Notes outstanding at any time are all the Notes that have been authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, those described in this Section 2.08 as not outstanding and, solely to the extent provided for in Article 8, Notes that are subject to Legal Defeasance or Covenant Defeasance as provided in Article 8. Except as set forth in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note; provided that Notes held by the Company or a Subsidiary will not be deemed to be outstanding for purposes of Section 3.07(b).

(b) If a Note is replaced or paid pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser, as such term is defined in Section 8-303 of the Uniform Commercial Code in effect in the State of New York.

(c) If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue from and after the date of such payment.

(d) If a Paying Agent (other than the Company, a Subsidiary or any Affiliate thereof) holds, on the maturity date or any redemption date or date for repurchase of the Notes money sufficient to pay Notes payable or to be redeemed or purchased on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the requisite principal amount of Notes have concurred in any direction, waiver or consent, Notes beneficially owned by the Company, or by any Affiliate of the Company, shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded. Notes so owned that have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Company or any obligor under the Notes or any Affiliate of the Company or of such other obligor.

Section 2.10 Temporary Notes.

Until definitive Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes upon surrender of such temporary Notes at the office or agency of the Company, without charge to the Holder. Until so exchanged, the Holders and beneficial holders, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders, or beneficial holders, respectively, of Notes under this Indenture.

Section 2.11 Cancellation.

The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee or, at the direction of the Trustee, the Registrar or the Paying Agent and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of canceled Notes in accordance with its customary procedures (subject to the record retention requirement of the Exchange Act). Certification of the disposal of all canceled Notes shall, upon the written request of the Company, be delivered to the Company. The Trustee shall retain all canceled Notes in accordance with its standard procedures (subject to the record retention requirements of the Exchange Act), and copies of the canceled Notes shall be provided to the Company upon the Company’s written request. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation. If the Company acquires any of the Notes, such acquisition shall not operate as a redemption or satisfaction of Debt represented by such Notes unless or until the same are delivered to the Trustee for cancellation. The Trustee shall not authenticate Notes in place of canceled Notes other than pursuant to the terms of this Indenture.

Section 2.12 Defaulted Interest.

(a) If the Company defaults in a payment of interest on the Notes, it shall pay, or shall deposit with the Paying Agent money in immediately available funds sufficient to pay, the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01. The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements reasonably satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such defaulted interest as provided in this Section 2.12. The Company shall fix or cause to be fixed each such special record date and payment date; provided that no such special record date shall be less than [REDACTED – commercially sensitive information] days prior to the related payment date for such defaulted interest. At least [REDACTED – commercially sensitive information] days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) shall send, or cause to be sent, to each Holder a notice that states the special record date, the related payment date and the amount of such interest to be paid.

(b) Subject to the foregoing provisions of this Section 2.12 and for greater certainty, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue interest, which were carried by such other Note.

Section 2.13 Additional Amounts.

(a) All payments made by or on behalf of the Company or any Guarantor (each such person who pays or credits such amounts, a “Payor”) under or with respect to the Notes or any Note Guarantee will be made free and clear of, and without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (hereinafter referred to as “taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of any jurisdiction in which such Payor is organized, resident or carrying on business for tax purposes or from or through which payments are made by or on behalf of such Payor or any political subdivision or authority of the foregoing that has the power to tax (each a “Taxing Jurisdiction”), unless the deduction or withholding is required by applicable law or by the interpretation or administration thereof by the relevant governmental authority.

(b) At any time a relevant Taxing Jurisdiction requires deductions or withholdings of taxes from any payment made under or in respect of the Notes, the Payor will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each Holder (including Additional Amounts), after such deduction or withholding (including withholding or deduction attributable to Additional Amounts payable hereunder), shall not be less than the amount the Holder would have received had no such deduction or withholding been required.

(c) However, notwithstanding the foregoing, no Additional Amounts will be payable to a Holder of a Note by any Payor with respect to: (i) taxes that would not have been imposed but for the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, nominee, trust, partnership or corporation) and any Taxing Jurisdiction (including without limitation, by virtue of the Holder or beneficial owner being a citizen or resident of, incorporated in or carrying on a business, having a permanent establishment or having a place of business in such jurisdiction), other than solely by reason of the Holder or beneficial owner purchasing, holding or disposing of the Notes; (ii) taxes imposed on, or deducted or withheld from, payments in respect of the Notes if such payments could have been made without such imposition, deduction or withholding of such taxes had such Notes been presented for payment (where presentation is required) within [REDACTED – commercially sensitive information] days after the relevant date (except to the extent that the Holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such [REDACTED – commercially sensitive information] day period); for this purpose, the “relevant date” in relation to any payments on any Note means: (a) the due date for payment thereof, or (b) if the full amount of the monies payable on such date have not been received by the Trustee on or prior to such due date, the date on which the full amount of such monies having been so received, provided that notice to that effect is duly given to Holders of the Notes in accordance with this Indenture; (iii) taxes imposed or withheld by reason of the failure by the Holder or beneficial owner of such Note to provide certification, information, documents or other evidence concerning the nationality, residence or identity of the Holder or beneficial owner or to make any declaration or similar claim or satisfy any other reporting requirement relating to such matters, within 30 days after a specific written request therefor from a Payor, which is required by law, regulation or administrative practice or applicable treaty as a precondition to exemption from or reduction in the rate of deduction or withholding of all or part of such taxes; (iv) withholding tax payable under Part XIII of the Income Tax Act (Canada) (the “Tax Act”) that is imposed on amounts payable to or for the account of a beneficial owner of a Note as a consequence of such beneficial owner not dealing at arm’s length (within the meaning of the Tax Act) with a Payor at the time of such payment; (v) any withholding tax payable under Part XIII of the Tax Act that is imposed on amounts payable to or for the account of a beneficial owner of a Note as a consequence of such beneficial owner being, at any time, a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Company, or, at any time, not dealing at arm’s length (within the meaning of the Tax Act) with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Company; (vi) any estate, inheritance, gift , sales, transfer or similar tax; (vii) any tax or penalty arising from the Holder’s failure to properly comply with the Holder’s obligations imposed under Part XVIII of the Tax Act or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of reporting in that jurisdiction in compliance with Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”); or (viii) taxes arising from any combination of the foregoing clauses (i) to (vii).

(d) The Payors will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant government authority in accordance with applicable law. The Payors will furnish to the Trustee, within [REDACTED – commercially sensitive information] days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the Trustee.

(e) The Payors, jointly and severally, will indemnify and hold harmless each Holder and beneficial owner of Notes and upon written request reimburse each such Holder and beneficial owner for the amount of (x) any taxes so levied or imposed and paid by such Holder or beneficial owner (including, for greater certainty, taxes imposed and paid pursuant to subsection 215(4) of the Tax Act and section 803 of the Income Tax Regulations (Canada) or any successor provision) as a result of payments made under or with respect to the Notes, (y) any liability (including penalties, interest, additions to tax and reasonable expenses) arising therefrom or with respect thereto, and (z) any taxes levied or imposed and paid by such Holder or beneficial owner with respect to any reimbursement under (x) or (y) above; provided, however, that the indemnification or reimbursement obligations provided for in this Section 2.13(e) shall not extend to taxes for which the applicable Holder would not have been eligible to receive payment of Additional Amounts hereunder by virtue of clauses (i) through (viii) of Section 2.13(c) if the Payor had been required to withhold from such payments or to the extent such Holder received Additional Amounts with respect to such payments.

(f) In addition, any amounts to be paid by a Payor on the Notes will be paid net of any deduction or withholding imposed or required pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (“FATCA Withholding”). Neither any Guarantor nor the Company will be required to pay Additional Amounts on account of any FATCA Withholding.

(g) Each Holder entitled to any Additional Amounts shall cooperate, to the extent described in clause (iii) of Section 2.13(c) above, with the Company and the Trustee in providing any information or documentation that is required by applicable law or by the taxing authority of the relevant Taxing Jurisdiction and that is reasonably requested in writing by the Company or the Trustee to confirm the identity and/or tax status of such Holder and any affected beneficial owner and to assist the Company or Trustee in determining the applicable withholding tax rate and the amount of Additional Amounts payable in respect thereof.

(h) At least [REDACTED – commercially sensitive information] calendar days prior to each date on which any payment under or with respect to the Notes or any Note Guarantee is due and payable, if a Payor will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date net of any taxes required to be withheld or deducted.

(i) In addition, the Payor will pay any stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including any interest, penalties and any similar liabilities with respect thereto, imposed by any Taxing Jurisdiction at any time in respect of the execution, issuance, registration or delivery of the Notes, any Note Guarantee, this Indenture or any other document or instrument referred to hereunder or thereunder and any such taxes, charges or duties imposed by a Taxing Jurisdiction on any payments made pursuant to the Notes or as a result of, or in connection with, the enforcement of the Notes, any Note Guarantee and/or any other such document or instrument.

(j) The obligations under this Section 2.13 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any successor Person to the Payor and to any jurisdiction in which such successor is organized or is otherwise resident or carrying on business for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents.

(k) Whenever this Indenture refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note or any Note Guarantee, such reference shall be deemed to include the payment of Additional Amounts or indemnification payments as described in this Section 2.13, to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Section 2.14 CUSIP and ISIN Numbers.

The Company in issuing the Notes may use CUSIP or ISIN numbers (if then generally in use) and if it does, the Trustee shall use CUSIP or ISIN numbers in notices of redemption or exchange or in Offers to Purchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or exchange or in Offers to Purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange or Offer to Purchase shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee in writing of any change in the CUSIP or ISIN numbers.

Section 2.15 Computation of Interest.

(a) Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

(b) For purposes of the Interest Act (Canada), whenever any interest or fee under the Notes or this Indenture is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the relevant year of calculation, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation under the Notes or this Indenture. The rates of interest stipulated in the Notes and this Indenture are intended to be nominal rates and not effective rates or yields.

ARTICLE 3

REDEMPTION

Section 3.01 Notices to Trustee.

If the Company elects to redeem Notes pursuant to Section 3.07 or Section 3.09, it shall furnish to the Trustee, at least five Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to Section 3.03 (unless a shorter notice shall be agreed to by the Trustee in writing) but not more than [REDACTED – commercially sensitive information] days before a redemption date, an Officer’s Certificate setting forth (1) the paragraph or subparagraph of such Note or Section of this Indenture pursuant to which the redemption shall occur, (2) the redemption date, (3) the principal amount of the Notes to be redeemed and (4) the redemption price, if then ascertainable.

Section 3.02 Selection of Notes to Be Redeemed or Purchased.

(a) If less than all of the Notes are to be redeemed pursuant to Section 3.07 or purchased in an Offer to Purchase at any time, the Trustee shall select the Notes to be redeemed or purchased (1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (2) if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate, all in accordance with the procedures of the Depositary in the case of Global Notes. In the event of partial redemption or purchase by lot, the particular Notes to be redeemed or purchased shall be selected, unless otherwise provided herein, not less than [REDACTED – commercially sensitive information] nor more than [REDACTED – commercially sensitive information] days prior to the redemption date by the Trustee from the then outstanding Notes not previously called for redemption or purchase.

(b) The Trustee shall promptly notify the Company in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected shall be in amounts of $1,000 or whole number multiples of $1,000; no Notes of $2,000 or less shall be redeemed in part, except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not $2,000 or a multiple of $1,000 in excess thereof, shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

(c) After the redemption date, upon surrender of a Note to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note, representing the same Debt to the extent not redeemed, shall be issued in the name of the Holder of the Notes upon cancellation of the original Note (or appropriate book entries shall be made to reflect such partial redemption).

Section 3.03 Notice of Redemption.

(a) The Company shall send, or cause to be sent (in the case of Notes held in book-entry form, by electronic transmission) notices of redemption of Notes at least [REDACTED – commercially sensitive information] days but not more than [REDACTED – commercially sensitive information] days before the redemption date to each Holder whose Notes are to be redeemed pursuant to this Article at such Holder’s registered address or otherwise in accordance with the Applicable Procedures of the Depositary, except that redemption notices may be sent more than [REDACTED – commercially sensitive information] days prior to a redemption date if the notice is issued in connection with Article 8 or Article 11.

(b) The notice shall identify the Notes to be redeemed (including CUSIP and ISIN number, if applicable) and shall state:

(1) the redemption date;

(2) the redemption price, including the portion thereof representing any accrued and unpaid interest, if any; provided that in connection with a redemption under Section 3.07(a), the notice need not set forth the redemption price but only the manner of calculation thereof;

(3) if any Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed;

(4) the name and address of the Paying Agent;

(5) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6) that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(7) the paragraph or subparagraph of the Notes or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(8) that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes.

(c) At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided that the Company shall have delivered to the Trustee, at least five Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to this Section 3.03 (unless a shorter notice shall be agreed to by the Trustee), an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in Section 3.03(b).

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is sent in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.05 Deposit of Redemption or Purchase Price.

(a) By no later than 11:00 a.m. (New York City time) on the redemption or purchase date, the Company shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued and unpaid interest, if any, on all Notes to be redeemed or purchased on that date. The Paying Agent shall promptly mail to each Holder whose Notes are to be redeemed or repurchased the applicable redemption or purchase price thereof and accrued and unpaid interest, if any, thereon. The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest, if any, on, all Notes to be redeemed or purchased.

(b) If the Company complies with the provisions of Section 3.05(a), on and after the redemption or purchase date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after a Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest, if any, to the redemption or purchase date shall be paid on the relevant Interest Payment Date to the Person in whose name such Note was registered at the close of business on such Record Date, and no additional interest shall be payable to Holders whose Notes shall be subject to redemption by the Company. If any Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Company to comply with Section 3.05(a), interest, if any, shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and, to the extent lawful, on any interest accrued to the redemption or purchase date not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 3.06 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company shall issue and, upon receipt of an Authentication Order, the Trustee shall promptly authenticate and mail to the Holder (or cause to be transferred by book entry) at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered representing the same Debt to the extent not redeemed or purchased; provided that each new Note shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. It is understood that, notwithstanding anything in this Indenture to the contrary, only an Authentication Order and not an Opinion of Counsel or Officer’s Certificate is required for the Trustee to authenticate such new Note.

Section 3.07 Optional Redemption.

(a) The Notes may be redeemed, in whole or in part, at any time prior to April 15, 2018, at the option of the Company upon not less than [REDACTED – commercially sensitive information] nor more than [REDACTED – commercially sensitive information] days’ prior notice mailed by first class mail (and/or, to the extent permitted by applicable procedures or regulations, electronically) to each Holder’s registered address, at a Redemption Price equal to [REDACTED – commercially sensitive information]% of the principal amount of the Notes to be redeemed plus the Applicable Premium, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date (subject to the right of registered Holders of the Notes on a relevant Record Date to receive interest due on a relevant Interest Payment Date).

(b) Prior to April 15, 2018, the Company may at its option, with the net proceeds of one or more Qualified Equity Offerings, redeem up to [REDACTED – commercially sensitive information]% of the aggregate principal amount of the outstanding Notes (including Additional Notes) at a Redemption Price equal to 107.000% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date (subject to the right of registered Holders of the Notes on a relevant Record Date to receive interest due on a relevant Interest Payment Date); provided that (1) at least [REDACTED – commercially sensitive information]% of the principal amount of Notes (including Additional Notes) remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Company or its Subsidiaries); and (2) any such redemption occurs within [REDACTED – commercially sensitive information] days following the closing of any such Qualified Equity Offering.

(c) Except pursuant to clause (a) or (b) of this Section 3.07 or pursuant to Section 3.09, the Notes shall not be redeemable at the Company’s option prior to April 15, 2018.

(d) The Notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after April 15, 2018, upon not less than [REDACTED – commercially sensitive information] nor more than [REDACTED – commercially sensitive information] days’ notice at the following Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of registered Holders of the Notes on a relevant Record Date to receive interest due on a relevant Interest Payment Date), if redeemed during the 12-month period beginning on April 15 of the years indicated below:

[REDACTED – commercially sensitive information]

(e) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06.

Section 3.08 Mandatory Redemption; Open Market Purchases.

The Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

The Company and its Affiliates may, at any time and from time to time, acquire or purchase Notes by means other than a redemption, including by open market purchase, tender offer, privately negotiated transactions or otherwise and at prices as well as with such consideration as the Company and its Affiliates may determine, subject to compliance with applicable securities laws and regulations including, without limitation, Canadian Securities Laws, so long as such acquisition does not otherwise violate the terms of this Indenture.

Section 3.09 Tax Redemption.

(a) The Company, at its option, may redeem all but not part of the Notes, upon not less than [REDACTED – commercially sensitive information] nor more than [REDACTED – commercially sensitive information] days’ prior notice at a redemption price equal to [REDACTED – commercially sensitive information]% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to, but not including, the date fixed by the Company for redemption (a “Tax Redemption Date”) and all Additional Amounts (if any) then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date), if, due to a Change in Tax Law, the Company, in accordance with the terms of the Notes, respectively, would become obligated, on the next date on which any amount would be payable with respect to the Notes, to pay to the Holder or beneficial owner of any Note any Additional Amounts, and the Company cannot avoid any such payment obligation by taking reasonable measures available (including making payment through a paying agent located in another jurisdiction).

(b) Notice of the Company’s intent to redeem the Notes pursuant to the provisions set forth in Section 3.09(a) shall not be effective until such time as the Company delivers to the Trustee both (i) a certificate signed by two of its Authorized Officers stating that the Company cannot avoid its obligation to pay Additional Amounts by the Company taking reasonable measures available (including making payment through a paying agent located in another jurisdiction), and (ii) an opinion of independent legal counsel reasonably acceptable to the Trustee and qualified to practice law in the relevant Taxing Jurisdiction stating that the applicable Payor is obligated to pay Additional Amounts because of a Change in Tax Law. The Trustee will accept and shall be entitled to rely on such certificate and opinion of counsel as sufficient evidence of the existence and satisfaction of the conditions set forth in Section 3.09(a), which will be conclusive and binding on the Holders.

(c) This Section 3.09 will apply mutatis mutandis to any successor Persons to the Company and any jurisdiction in which any successor Person to the Company is incorporated or organized or engaged in business or resident for tax purposes or any jurisdiction from or through which payment is made by or on behalf of such Person on the Notes, and any political subdivision thereof or therein.

(d) Any redemption pursuant to Section 3.09 shall be made pursuant to the provisions of Section 3.01 through 3.06.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

(a) The Company shall pay or cause to be paid the principal, premium, if any, and interest, if any, on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest, if any, shall be considered paid on the date due if the Paying Agent, if other than one of the Company or a Subsidiary, holds as of 11:00 a.m., New York City time, on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay the principal, premium, if any, and interest then due.

(b) The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any, (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency.

The Company shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company and the Guarantors in respect of the Notes and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate additional offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03.

Section 4.03 Reports and Other Information.

(a) For so long as any Notes are outstanding, the Company will furnish to the Trustee:

(1) on or prior to the later of (A) [REDACTED – commercially sensitive information] days after the end of each fiscal year of the Company or (B) if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, the date on which the Company is required to file (after giving effect to any available extension) such financial information pursuant to Canadian Securities Laws, annual financial information of the Company consisting of (i) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) for the fiscal year then ended; (ii) audited financial statements prepared in accordance with IFRS; and (iii) a presentation of Adjusted EBITDA of the Company which will be included in the MD&A for the fiscal year then ended and derived from such financial statements;

(2) on or prior to the later of (A) [REDACTED – commercially sensitive information] days after the end of each of the first three fiscal quarters of each fiscal year of the Company or (B) if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, the date on which the Company is required to file (after giving effect to any available extension) such financial information pursuant to Canadian Securities Laws, quarterly financial information of the Company consisting of (i) an MD&A for the fiscal quarter and year-to-date period then ended; (ii) unaudited quarterly financial statements prepared in accordance with IFRS; and (iii) a presentation of Adjusted EBITDA of the Company which will be included in the MD&A for the fiscal quarter and year-to-date period then ended and derived from such financial statements;

(3) on or prior to the tenth Business Day following the occurrence of each event that is required pursuant Canadian Securities Laws to be reported in a material change report under National Instrument 51-102 “Continuous Disclosure Obligations” (a “Material Change Report”), if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, a copy of the Material Change Report containing substantially all of the information that is required to be contained in such a report pursuant to Canadian Securities Laws; provided, however, that no such Material Change Report will be required to be furnished to the Trustee if the Company determines in its good faith judgment that such event is not reasonably expected to be material to the Holders or the business, operations or capital of the Company and its Restricted Subsidiaries, taken as a whole; and

(4) so long as the Company is obligated to make such filings or furnish such information, any filings or information filed with and made publicly available by the applicable Canadian securities regulators under the System for Electronic Document Analysis and Retrieval (“SEDAR”) website (or any successor system).

(b) If any document of the type contemplated in clauses (1), (2), (3) and (4) of Section 4.03(a) is filed and publicly available on SEDAR, the Company shall have, and shall be deemed to have, satisfied all requirements under this Indenture to furnish such document to the Trustee upon the filing of such document with the Canadian securities regulators for public viewing on SEDAR; provided, however, that the Company shall provide a copy of any such document to the Trustee within a reasonable period of time if the Trustee makes a request therefor to the Company.

(c) So long as any Notes are outstanding, (1) within [REDACTED – commercially sensitive information] Business Days after furnishing or being deemed to have furnished to the Trustee annual financial information required by Section 4.03(a)(1), the Company will hold a conference call to discuss such reports and the results of operations for the relevant reporting period (it being understood that such conference call may be the same conference call as with the Company’s equity investors and analysts) and (2) (i) with respect to the reports required by clauses (1), (2) and (3) of Section 4.03(a) above, the Company shall (A) file such reports electronically on the SEDAR website (or any successor system) or (ii) if reports required by clauses (1), (2) and (3) of Section 4.03(a) above are not available on SEDAR (or other successor electronic filing system) the Company will also maintain a password protected website via an [REDACTED – commercially sensitive information] site or other similar password protected website to which Holders of the Notes and prospective purchasers of Notes are given access upon request to the Company and to which all of the reports required by this Section 4.03 are posted.

(d) In addition, the Company will also hold quarterly conference calls for the Holders of the Notes to discuss financial information for the previous quarter (it being understood that such quarterly conference call may be the same conference call as with the Company’s equity investors and analysts). The conference call will be following the last day of each fiscal quarter of the Company and not later than [REDACTED – commercially sensitive information] Business Days from the time that the Company furnishes or is deemed to have furnished the financial information required by Section 4.03(a)(2).

(e) No fewer than two days prior to any annual or quarterly conference call, as applicable, the Company will issue a press release announcing the time and date of such conference call and providing instructions for Holders, securities analysts and prospective investors to obtain access to such call.

(f) For so long as any Notes remain outstanding and are not freely transferable under the Securities Act, the Company shall furnish to Holders of the Notes and prospective purchasers of Notes designated by Holders of the Notes, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(g) Notwithstanding anything herein to the contrary, for purposes of Section 6.01(a)(4), (1) the Company will be deemed not to have failed to comply with any of its obligations under Section 4.03(a)(1) until [REDACTED – commercially sensitive information] days after the date any financial information thereunder is due under Canadian Securities Laws, and (2) the Company will be deemed not to have failed to comply with any of its obligations under Section 4.03(a)(2) until [REDACTED – commercially sensitive information] days after the date any financial information thereunder is due under Canadian Securities Laws. For greater certainty, if the Company from time to time files any amendment or amendment and restatement of any document referred to in Section 4.03(a), the filing of any such amendment or amendment and restatement thereof shall not constitute a failure of the Company to comply with its obligations in such covenant and shall not constitute an Event of Default.

(h) Delivery of the foregoing reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, or the Company’s compliance with any of its covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on an Officer’s Certificates).

(i) The Company will deliver or cause to be delivered to the Trustee, within 10 calendar days of the occurrence thereof, an Officer’s Certificate providing notice of any of the following events, including in reasonable detail a summary of such event or events and the Company’s plans in respect thereof:

(A) any Change of Control, including, without limitation, the name of the Person(s) acquiring control of the Company, the amount and form of the consideration used (e.g., cash, securities or a combination thereof), the basis of the control, the date and description of the transaction resulting in the Change of Control, the percentage of beneficial ownership of voting securities of the Company owned by the Person gaining control, the identity of the Person from whom control was assumed and the effect of such Change of Control, if any, on any material agreements or arrangements of the Company; and

(B) an Event of Default specified in clause (7) or (8) of Section 6.01(a).

(j) To the extent any information is not provided as specified in this Section 4.03 and such information is subsequently provided, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured; provided, however, that this Section 4.03(j) shall not apply to the Company’s obligations under Section 4.03(i).

Section 4.04 Compliance Certificate.

(a) The Company shall deliver to the Trustee, on an annual basis at the same time as the Company furnishes its annual financial information referred to in Section 4.03(a)(1), an Officer’s Certificate stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Authorized Officer with a view to determining whether the Company and each Guarantor have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to such Authorized Officer signing such certificate, that to the best of his or her knowledge, the Company and each Guarantor have kept, observed, performed and fulfilled each and every condition and covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of this Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Company and each Guarantor are taking or propose to take with respect thereto).

(b) When any Default has occurred and is continuing under this Indenture, or if the Trustee or the holder of any other evidence of Debt of the Company or any Subsidiary gives any notice or takes any other action with respect to a claimed Default, the Company shall promptly (which shall be no more than five Business Days following the date on which the Company becomes aware of such Default, receives such notice or becomes aware of such action, as applicable) send to the Trustee an Officer’s Certificate specifying such event, its status and what action the Company is taking or proposes to take with respect thereto.

Section 4.05 Taxes.

The Company shall pay, and shall cause each of its Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments and governmental levies except such as are contested in good faith and by appropriate negotiations or proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06 Stay, Extension and Usury Laws.

The Company and each Guarantor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Restricted Payments.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(2) immediately after giving effect to such Restricted Payment on a Pro Forma Basis, the Company would be permitted to Incur at least $1.00 of additional Debt pursuant to Section 4.09(a); and

(3) after giving effect to such Restricted Payment on a Pro Forma Basis, the aggregate amount expended or declared for all Restricted Payments made on or after the July 1, 2015 (the “Reference Date”) (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) (7), (8), (9), (11), (12) and (13) of Section 4.07(b)) shall not exceed the sum (without duplication) of:

(i) [REDACTED – commercially sensitive information]% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus [REDACTED – commercially sensitive information]% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from the Reference Date and ending on the last day of the most recently ended fiscal quarter for which internal financial information is available at the time of such Restricted Payment; plus

(ii) [REDACTED – commercially sensitive information]% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the Reference Date either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion or exchange of Debt (including Redeemable Capital Interests) of the Company, and from the exercise of options, warrants or other rights to acquire such Qualified Capital Interests (other than, in each case, Capital Interests or Debt issued or sold to a Subsidiary of the Company); plus

(iii) 100% of the net reduction in Restricted Investments, made by the Company or any Restricted Subsidiary subsequent to the Reference Date, in any Person, resulting from (i) payments of interest on Debt, dividends, repayments of loans or advances, or any sale or disposition of such Restricted Investments (but only to the extent such items are not included in the calculation of Consolidated Net Income), or (ii) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (or the causing of a Person that is not a Subsidiary to become a Restricted Subsidiary), not to exceed in the case of any Person the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person subsequent to the Reference Date.

(b) Notwithstanding the provisions of Section 4.07(a), the Company and its Restricted Subsidiaries may take the following actions; provided that, at the time of and after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof:

(1) the payment of any dividend on Capital Interests in the Company or a Restricted Subsidiary or the consummation of any irrevocable redemption within 60 days after declaration thereof or the giving of such irrevocable notice, as applicable, if, at the declaration date or notice thereof, such payment was permitted by the foregoing provisions of this Section 4.07;

(2) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Capital Interests of the Company; provided, however, that the net cash proceeds from such sale of Qualifying Capital Interests will be excluded from Section 4.07(a)(3)(ii) to the extent applied to any such purchase, repurchase, redemption, defeasance or other acquisition or retirement;

(3) the redemption, defeasance, repurchase or acquisition or retirement for value of any Subordinated Obligations out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) Refinancing Debt of the Company or such Guarantor, as the case may be, Incurred in accordance with this Indenture or (y) Qualified Capital Interests of the Company;

(4) the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company or any Parent Entity (or any payments to a Parent Entity for the purposes of permitting any such repurchase) held by directors, officers, consultants, employees, former directors, former officers, former consultants or former employees of the Company or any Restricted Subsidiary (or their Immediate Family Members, estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or service or alteration of employment or service status or pursuant to the terms of any agreement under which such Capital Interests were issued (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement) and, for the avoidance of doubt, including any principal and interest payable on any promissory notes issued by the Company or any Parent Entity in connection with such repurchase, retirement or other acquisition, including any Capital Interests rolled over by management of the Company in connection with the Transactions; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $[REDACTED – commercially sensitive information]in any calendar year; provided, further, that any unused amounts in any calendar year may be carried forward; provided, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests of the Company or any direct or indirect Parent Entity of the Company (to the extent contributed to the Company) to employees or consultants of the Company and its Restricted Subsidiaries that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under Section 4.07(a)(3); plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date (provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (4) in any calendar year and, to the extent any payment described under this clause (4) is made by delivery of Debt and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Debt makes payments with respect to such Debt);

(5) dividend adjustments and repurchases of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units or deferred stock units (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement);

(6) Restricted Payments (A) to make cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Interests of the Company or the vesting of restricted stock units or deferred stock units and (B) consisting of (i) payments made or expected to be made in respect of withholding or similar taxes payable by any future, present or former officers, directors, employees, members of management or consultants of the Company, any Restricted Subsidiary or any Parent Entity, in each case solely to the extent such taxes relate to the foregoing persons’ ownership of Capital Interests in the Company and/or (ii) repurchases of Capital Interests in consideration of the payments described in clause (i), including demand repurchases in connection with the exercise of stock options or the vesting of restricted stock units or deferred stock units;

(7) payments (or Restricted Payments made to allow any Parent Entity to pay) for the repurchase of Capital Interests of the Company or any Parent Entity held by any present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or family member thereof) as a result of the exercise by such person of employee stock options or the vesting of restricted stock units or deferred stock units, in an amount not to exceed $[REDACTED – commercially sensitive information];

(8) the extension of credit that constitutes intercompany Debt, the Incurrence of which is permitted pursuant to clauses (5), (6) and (7) of the definition of “Permitted Debt” hereunder;

(9) the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Company or any Restricted Subsidiary Incurred in compliance with Section 4.09 to the extent such dividends are included in the definition of Consolidated Fixed Charges;

(10) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (A) at a purchase price not greater than [REDACTED – commercially sensitive information]% of the principal amount of such Subordinated Obligation in the event of a change of control in accordance with provisions similar to Section 4.14 or (B) at a purchase price not greater than [REDACTED – commercially sensitive information]% of the principal amount thereof in accordance with provisions similar to Section 4.10; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has complied with its obligations set forth in Section 4.14 of this Indenture;

(11) the payment of regular cash quarterly dividends on the Company’s common stock not to exceed $[REDACTED – commercially sensitive information] in any calendar year;

(12) other Restricted Payments not in excess of an amount equal to the greater of (a) $[REDACTED – commercially sensitive information] and (b) [REDACTED – commercially sensitive information]% of Consolidated Total Assets in the aggregate since the Reference Date; provided that if this clause (12) is utilized to make a Restricted Investment, the amount deemed to be utilized under this clause (12) shall be the amount of such Restricted Investment at any time outstanding (with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value); and

(13) any payments made in connection with the Transactions pursuant to any agreements or documents related to the Transactions described in the Offering Memorandum (without giving effect to subsequent amendments, waivers or other modifications to such agreements or documents).

(c) If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Company, would be permitted under the requirements of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture notwithstanding any subsequent adjustment made in good faith to the Company’s financial statements affecting Consolidated Net Income.

(d) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or any of its Restricted Subsidiaries, as the case may be, pursuant to such Restricted Payment.

(e) For purposes of determining compliance with this Section 4.07, in the event that a proposed Restricted Payment or Investment (or a portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) to (13) of Section 4.07(b) and/or one or more of the clauses contained in the definition of “Permitted Investments” hereunder, or is entitled to be made pursuant to Section 4.07(a), the Company will be entitled to divide or classify (or later divide, classify or reclassify in whole or in part), in its sole discretion, such Restricted Payment or Investment (or portion thereof) among such clauses (1) to (13) of Section 4.07(b), and/or one or more of such clauses contained in the definition of “Permitted Investments” hereunder, or Section 4.07(a), in each case, in a manner that otherwise complies with this Section 4.07.

(f) For purposes of determining compliance with any U.S. dollar denominated restriction on Restricted Payments, the U.S. dollar equivalent of a Restricted Payment denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date the Company or the Restricted Subsidiary, as the case may be, first commits to such Restricted Payment.

Section 4.08 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to this Indenture or any law, rule, regulation or order) on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Interests to the Company or any of its Restricted Subsidiaries or pay any Debt owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any Restricted Subsidiary; or

(3) transfer any of its property or assets to the Company or any Restricted Subsidiary.

(b) However, the preceding provisions shall not prohibit the following encumbrances or restrictions existing under or by reason of:

(1) any encumbrance or restriction in existence on the Issue Date, including those under the Credit Agreement, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, in the good faith judgment of the Company and conclusively evidenced by an Officer’s Certificate, are no more restrictive in any material respect, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date or refinancings thereof;

(2) any encumbrance or restriction which exists with respect to an acquired property in existence at the time of such acquisition pursuant to an agreement, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(3) any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges or amalgamates with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(4) any encumbrance or restriction under the terms of Refinancing Debt Incurred to renew, refund, replace, refinance or extend any agreement containing any encumbrance or restriction referred to in the foregoing clauses (1) through (3), so long as the encumbrances and restrictions contained in any such Refinancing Debt are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced, or extended, in the good faith judgment of the Company and conclusively evidenced by an Officer’s Certificate;

(5) customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or any rights thereunder;

(6) any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(7) any encumbrance or restriction under this Indenture, the Notes and the Note Guarantees;

(8) any encumbrance or restriction under a contract for the sale or other disposition of assets or Capital Interests, including, without limitation, any agreement for the sale or other disposition of a Subsidiary, that restricts distributions of the applicable assets or Capital Interests to be issued or sold, or of any assets of a Subsidiary to be sold, pending such sale or other disposition;

(9) restrictions on cash and other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10) customary provisions with respect to the disposition or distribution of property or assets in joint venture agreements, asset sale agreements, stock sale agreements (including underwriting agreements), sale leaseback agreements and other similar agreements;

(11) any restriction with respect to the Company or a Restricted Subsidiary (or any of its property or assets) imposed by customary provisions in Hedging Obligations or Swap Contracts, in each case, not entered into for speculative purposes;

(12) Purchase Money Debt and Capital Lease Obligations permitted under this Indenture for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in Section 4.08(a)(3);

(13) Liens securing Debt otherwise permitted to be Incurred under this Indenture, including Section 4.12; and

(14) any other agreement governing Debt entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date.

(c) Nothing contained in this Section 4.08 shall prevent the Company or any Restricted Subsidiary from (i) creating, Incurring, assuming or suffering to exist any Liens otherwise permitted by Section 4.12 or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with Section 4.09 and Section 4.12.

Section 4.09 Incurrence of Debt.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to Incur any Debt (including Acquired Debt); provided, that the Company and any of its Restricted Subsidiaries may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom:

(1) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a Pro Forma Basis, including as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than [REDACTED – commercially sensitive information]; and

(2) no Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

(b) Notwithstanding Section 4.09(a), the Company and its Restricted Subsidiaries may Incur Permitted Debt.

(c) For purposes of determining compliance with this Section 4.09:

(1) in the event that an item of Debt meets the criteria of more than one of the types of Debt described in Section 4.09(a) or (b), including categories of Permitted Debt, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt in any manner that complies with Section 4.09 and shall only be required to include the amount and type of such Debt in one of such clauses under Section 4.09 or the definition of “Permitted Debt” hereunder; provided that any Debt outstanding on the Issue Date under any Credit Facility shall at all times be treated as Incurred on the Issue Date pursuant to clause (1) of the definition of “Permitted Debt” hereunder;

(2) Debt permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Debt but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 (including categories of Permitted Debt) permitting such Debt; and

(3) Guarantees of, or obligations with respect to letters of credit supporting, Debt that is otherwise included in the determination of a particular amount of Debt shall not be included.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt for purposes of this Section 4.09.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided that if such Debt is Incurred as Refinancing Debt to refinance Debt denominated in another currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Debt does not exceed (i) the principal amount of such Debt being refinanced, plus (ii) the aggregate amount of fees, underwriting discounts, defeasance costs, premiums and other costs and expenses Incurred in connection with such refinancing. Notwithstanding any other provision of this covenant, the maximum amount of Debt that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Section 4.10 Asset Sales.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (such Fair Market Value to be determined at the time of contractually agreeing to such Asset Sale) of the assets or Capital Interests issued or sold or otherwise disposed of; and

(2) at least [REDACTED – commercially sensitive information]% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Eligible Cash Equivalents.

(b) For the purposes of Section 4.10(a)(2) above, each of the following will be deemed to be cash:

(1) any liabilities (as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary) of the Company or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

(2) any securities, notes or other obligations received by the Company or any of its Restricted Subsidiaries from the transferee that are converted by the Company or such Restricted Subsidiary into cash within [REDACTED – commercially sensitive information] days of their receipt to the extent of the cash received in that conversion;

(3) any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed [REDACTED – commercially sensitive information]% of Consolidated Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

(4) any Investment, stock, asset, property or capital expenditure of the kind referred to in clauses (3), (4), (5) or (6) of Section 4.10(c).

(c) Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale (the “Asset Sale Proceeds Application Period”), the Company or the applicable Restricted Subsidiary, as the case may be, may apply such Net Cash Proceeds, at its option:

(1) to prepay, repay, redeem or purchase any Secured Debt (other than Subordinated Obligations) of the Company or any Restricted Subsidiary and cause such Debt to be permanently retired and the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, redeemed or repurchased;

(2) to prepay, repay, redeem or purchase any unsecured Debt (other than Subordinated Obligations) of the Company or any Restricted Subsidiary and cause such Debt to be permanently retired and the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, redeemed or repurchased; provided that to the extent the Company (or the applicable Restricted Subsidiary, as the case may be) repays any such Debt other than the Notes, the Company shall offer to purchase an equal and ratable amount of the Notes as provided under Article 3 by making an Offer to Purchase (in accordance with the procedures set forth in Section 4.10(d)) to all Holders of Notes to purchase their Notes at [REDACTED – commercially sensitive information]% of the principal amount thereof, plus accrued but unpaid interest to, but not including, the date of purchase, if any;

(3) to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(4) to make a capital expenditure in or that is used or useful (as determined in the good faith judgment of the Company) in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of this Indenture;

(5) to acquire other assets that are not classified as current assets under IFRS and that are used or useful (as determined in the good faith judgment of the Company) in a Permitted Business; or

(6) any combination of the foregoing,

provided that, in the case of clause (4) of this Section 4.10(c), a binding commitment shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment so long as the Company or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds will be applied to satisfy such commitment within [REDACTED – commercially sensitive information] days of the Asset Sale Proceeds Application Period (an “Acceptable Commitment”) and such Net Cash Proceeds are actually applied in such manner within the later of 365 days from the consummation of the Asset Sale and [REDACTED – commercially sensitive information] days from the date of the Acceptable Commitment, and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Cash Proceeds are applied in connection therewith, then such Net Cash Proceeds shall constitute Excess Proceeds to the extent the Asset Sale Proceeds Application Period has expired.

(d) Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in Section 4.10(c) will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds the greater of (x) $[REDACTED – commercially sensitive information] and (y) [REDACTED – commercially sensitive information]% of Consolidated Total Assets, the Company will, within [REDACTED – commercially sensitive information] days after the expiry of the Asset Sale Proceeds Application Period, make an Offer to Purchase to all Holders of Notes (on a pro rata basis to each series of Notes), and to all holders of other Debt ranking pari passu with the Notes containing provisions similar to those set forth in this Indenture with respect to assets sales, in an amount equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to [REDACTED – commercially sensitive information]% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those funds for any purpose not otherwise prohibited by this Indenture and such remaining Excess Proceeds will no longer constitute Excess Proceeds. If the aggregate principal amount of Notes and other pari passu Debt tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis among each series. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

(e) Pending the final application of any Net Cash Proceeds pursuant to this Section 4.10, such Net Cash Proceeds may be applied temporarily to reduce Debt outstanding under a revolving credit facility or may otherwise be invested in any manner not prohibited by this Indenture.

(f) The Company will comply with the applicable requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder, including Canadian Securities Laws, to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the provisions of this Section 4.10 by virtue of such compliance with the applicable securities laws and regulations.

(g) Other than as specifically provided in this Section 4.10, any purchase pursuant to this Section 4.10 shall be made pursuant to the provisions of Sections 3.02, 3.05 and 3.06.

Section 4.11 Transactions with Affiliates.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction (or series of related transactions), contract, agreement, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Company involving aggregate consideration in excess of $[REDACTED – commercially sensitive information] (each of the foregoing, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm’s length transaction by the Company or such Subsidiary with a Person who is not an Affiliate; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving an aggregate consideration in excess of $[REDACTED – commercially sensitive information], the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

(b) Section 4.11(a) shall not apply to:

(1) any Restricted Payment permitted to be made pursuant to Section 4.07 and any Permitted Investments (other than a Permitted Investment described in clause (6) of the definition thereof);

(2) the payment of reasonable and customary fees and other benefits and indemnities to officers, consultants, employees of the Company or a Restricted Subsidiary, and members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors;

(3) the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans, and annual retainer fees for directors (or a duly authorized committee thereof)) and indemnities to directors, officers and employees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith;

(4) transactions between or among the Company and/or its Restricted Subsidiaries;

(5) any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is no less favorable in any material respect to the Holders;

(6) any contribution of capital to the Company or a Restricted Subsidiary;

(7) transactions permitted by, and complying with, the provisions of Section 5.01;

(8) any transaction with a joint venture, partnership, limited liability company or other entity (other than an Unrestricted Subsidiary) that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity;

(9) transactions with customers, distributors, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and on terms that are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Company;

(10) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options, long term incentive plans and stock ownership plans approved by the Board of Directors of the Company;

(11) any purchase of Capital Interests (other than Redeemable Capital Interests) of the Company or a Restricted Subsidiary or any contribution to the equity capital of the Company or a Restricted Subsidiary;

(12) (i) payments by the Company and any of its Restricted Subsidiaries pursuant to any tax sharing agreements among any of a Parent Entity, the Company and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party and (ii) payments by any Parent Entity, the Company or any of its Restricted Subsidiaries pursuant to any tax sharing agreements among such Parent Entity, the Company and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party calculated on a separate return basis, and payments to the party generating tax benefits and credits of amounts equal to the value of such tax benefits and credits made available to the party making the payments; and

(13) transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from a nationally recognized investment bank or accounting or appraisal firm stating substantially to the effect that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Company or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s length basis.

Section 4.12 Liens.

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, Incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Debt (other than Permitted Liens) upon any of their property or assets, whether owned on the Issue Date or acquired thereafter, unless, contemporaneously with the Incurrence of such Liens, all payments due under this Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or in the case of Subordinated Obligations, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such Subordinated Obligations) until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of Holders pursuant to this Section 4.12 shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that gave rise to the obligation to secure the payments due under this Indenture and the Notes.

Section 4.13 Corporate Existence.

Subject to Article 5, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (1) its corporate existence and the corporate, partnership, limited liability company or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary and (2) the material rights, licenses and franchises of the Company and its Restricted Subsidiaries; provided that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership, limited liability company or other existence of any of its Restricted Subsidiaries, if the Company in good faith shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole; and provided, further, that the Company and its Restricted Subsidiaries that are organized in a jurisdiction in Canada (including a jurisdiction in any province, territory or political subdivision thereof) shall be permitted to change the jurisdiction of its existence to another jurisdiction in Canada or the United States (including a jurisdiction in any state, province, territory or political subdivision thereof).

Section 4.14 Change of Control.

(a) Upon the occurrence of a Change of Control, the Company will make an Offer to Purchase all of the outstanding Notes at a Purchase Price in cash equal to [REDACTED – commercially sensitive information]% of the principal amount tendered, together with accrued interest, if any, to, but not including, the Purchase Date; provided that if the Company has exercised its right to redeem all of the Notes pursuant to Section 3.07 prior to the time the Company would be required to make an Offer to Purchase, the Company shall not be required to make such Offer to Purchase.

(b) For purposes of this Section 4.14, an Offer to Purchase shall be deemed to have been made if (i) within [REDACTED – commercially sensitive information] days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase for all outstanding Notes at the Purchase Price and (ii) all Notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase.

(c) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations, including Canadian Securities Laws, in connection with any repurchase of the Notes pursuant to this Section 4.14. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under this Indenture by virtue of such compliance with the applicable securities laws and regulations.

(d) The Company will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 and such third party purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to Section 3.07.

(e) If Holders of not less than [REDACTED – commercially sensitive information]% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in an Offer to Purchase and the Company, or any other Person making an Offer to Purchase in lieu of the Company pursuant to this Section 4.14, purchases all of the Notes validly tendered and not withdrawn by such Holders, then the Company or such Person will have the right, upon not less than [REDACTED – commercially sensitive information] nor more than [REDACTED – commercially sensitive information] days’ prior notice; provided that such notice is given not more than 30 days following such purchase pursuant to the Offer to Purchase pursuant to this Section 4.14, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to [REDACTED – commercially sensitive information]% of the aggregate principal amount of such Notes, plus, to the extent not already included, accrued and unpaid interest, if any, on the Notes that remain outstanding to, but not including, the redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the redemption date).

(f) An Offer to Purchase may be made in advance of a Change of Control, conditional upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Offer to Purchase.

(g) Other than as specifically provided in this Section 4.14, any purchase pursuant to this Section 4.14 shall be made pursuant to the provisions of Sections 3.02, 3.05 and 3.06.

Section 4.15 Additional Note Guarantees.

(a) After the Issue Date, the Company will cause each of its Restricted Subsidiaries (other than any Restricted Subsidiary that is a “controlled foreign corporation” as defined under Section 957 of the Code) that (1) is a borrower under any Credit Facility or (2) Guarantees any Debt of the Company or any of its Restricted Subsidiaries Incurred under any Credit Facility to Guarantee the Notes pursuant to a supplemental indenture substantially in the form of Exhibit D attached to this Indenture (or such other documents or instruments in form reasonably satisfactory to the Trustee); provided that, for the duration of any period during which no such Credit Facilities exist, the Company will cause a sufficient number of its Restricted Subsidiaries to Guarantee the Notes such that (i) each Non-Guarantor Subsidiary comprises no more than 5% of (x) Consolidated Total Assets or (y) Consolidated Adjusted EBITDA and (ii) all Non-Guarantor Subsidiaries comprise, in the aggregate, no more than 10% of (x) Consolidated Total Assets or (y) Consolidated Adjusted EBITDA.

(b) Each Note Guarantee will state that it will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

(c) Each Note Guarantee shall be released in accordance with the provisions of Section 10.06.

Section 4.16 Sale and Leaseback Transactions.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction involving an aggregate amount in excess of $[REDACTED – commercially sensitive information] unless:

(1) the consideration received in such Sale and Leaseback Transaction is at least equal to the Fair Market Value of the property sold;

(2) prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with Section 4.09; and

(3) at or after the time of giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with Section 4.10.

Section 4.17 Business Activities.

(a) The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Section 4.18 Creation of Unrestricted Subsidiaries.

(a) After the Issue Date, the Company may designate any Subsidiary of the Company to be an “Unrestricted Subsidiary” as provided in this Section 4.18, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

(b) The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, amalgamation, consolidation, arrangement or Investment therein) to be an Unrestricted Subsidiary after the Issue Date only if:

(1) neither the Company nor any of its Restricted Subsidiaries:

(A) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt);

(B) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary; or

(C) has any obligation to maintain or preserve such Subsidiary’s financial condition or to cause such Subsidiary to achieve any specified levels of operating results, including by way of subscription for additional Capital Interests of such Subsidiary; and such Subsidiary does not own any Capital Interests of, or own or hold any Lien on any property of, any Restricted Subsidiary of the Company; and

(2) either:

(A) the Subsidiary to be so designated has total assets of $[REDACTED – commercially sensitive information] or less; or

(B) the Company could make a Restricted Payment at the time of designation in an amount equal to the greater of the Fair Market Value or net book value of such Subsidiary pursuant to Section 4.07 (and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder).

(c) Any such designation by the Company shall be evidenced to the Trustee by filing with the Trustee an Officer’s Certificate certifying that such designation complies with the foregoing conditions.

(d) The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that, immediately after giving effect to such designation, (i) the Company could Incur at least $1.00 of additional Debt pursuant to Section 4.09(a) on a Pro Forma Basis taking into account such designation, and (ii) the Company could Incur the Liens on the property and assets of such Unrestricted Subsidiary pursuant to Section 4.12.

(e) Nothing in this Indenture shall prevent the Company or a Restricted Subsidiary from pledging the Capital Interests of any Unrestricted Subsidiary so long as such transaction otherwise complies with the provisions of this Indenture.

Section 4.19 Covenant Suspension on Investment Grade Rating.

(a) During any period of time (a “Suspension Period”) that:

(1) the Notes have Investment Grade Ratings from both of the Rating Agencies; and

(2) no Default or Event of Default has occurred and is continuing,

(the occurrence of the events described in the foregoing clauses (1) and (2) being collectively referred to as a “Covenant Suspension Event”), the Company and its Restricted Subsidiaries will not be subject to the provisions of Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.16 and 5.01(a)(3) (collectively, the “Suspended Covenants”).

(b) In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes for any Suspension Period and, subsequently, (i) either one or both Rating Agencies withdraws its rating or downgrades the rating assigned to the Notes below the required Investment Grade Rating or (ii) the Company or any of its affiliates enters into an agreement to effect a transaction that would result in a Change of Control and either one or both Rating Agencies indicate that, if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, and such event in clause (i) or (ii) occurs prior to the Satisfaction of the Notes (such date of withdrawal or downgrade in clause (i) or (ii), a “Reinstatement Date”), then the Company and its Restricted Subsidiaries will, after the Reinstatement Date, again be subject to the Suspended Covenants with respect to future events for the benefit of the Notes (unless and until a Suspension Event again exists) until the Satisfaction of the Notes.

(c) On the Reinstatement Date, all Debt Incurred during the Suspension Period shall be classified as having been Incurred pursuant to Section 4.09(a) or, at the Company’s option, one of the clauses set forth in the definition of “Permitted Debt” hereunder (to the extent such Debt would be permitted to be Incurred thereunder as of the Reinstatement Date and after giving effect to Debt Incurred prior to the Suspension Period and outstanding on the Reinstatement Date), and subject to Section 4.09. To the extent such Debt would not be so permitted to be Incurred pursuant to Section 4.09(a) or (b), such Debt shall be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4) of the definition of “Permitted Debt” hereunder.

(d) Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under Section 4.07 shall be made as though Section 4.07 had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 4.07(a) to the extent provided therein.

(e) Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reinstatement Date or after a Suspension Period based solely on events that occurred during the Suspension Period).

(f) During a Suspension Period, but prior to the repayment, repurchase, retirement or redemption of all of the outstanding principal amount of the Notes or defeasance or satisfaction and discharge of this Indenture (collectively, the “Satisfaction of the Notes”), the Company may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to this Indenture unless the Company could have designated such Subsidiaries as Unrestricted Subsidiaries in compliance with this Indenture assuming the Suspended Covenants had not been suspended.

(g) The Company will provide prompt written notice to the Trustee of any Covenant Suspension Event and any Reinstatement Date. The Trustee is not required under this Indenture to monitor the ratings of the Notes or to give notice to the Holders of the occurrence of any Covenant Suspension Event or any Reinstatement Date.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger, Amalgamation, Arrangement, Consolidation or Sale of All or Substantially All Assets.

(a) The Company will not, in any transaction or series of transactions, consolidate or amalgamate with or merge into any other Person, including by way of plan of arrangement (other than a merger or amalgamation of a Restricted Subsidiary into the Company in which the Company or the Person continuing from such amalgamation is the continuing Person), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

(1) either: (a) the Company or the Person continuing from such amalgamation shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or amalgamated, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Company (such Person, the “Surviving Entity”), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of Canada or the United States or, in each case, any political subdivision thereof or any state, province or territory thereof or the District of Columbia, and (2) shall expressly assume, by a supplemental indenture (or such other documents or instruments in form reasonably satisfactory to the Trustee), the due and punctual payment of all amounts due in respect of the principal, premium, if any, and interest, if any, on the Notes and the performance of the covenants and obligations of the Company under this Indenture; provided that, if at any time the Company or its Successor Entity is not a corporation, there shall be a co-issuer of the Notes that is a corporation;

(2) immediately after giving effect to such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(3) immediately after giving effect to any such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period:

(A) the Company (or the Surviving Entity, if the Company is not continuing) would be able to Incur at least $1.00 of additional Debt pursuant to Section 4.09(a); or

(b) the Consolidated Fixed Charge Coverage Ratio of the Company (or the Surviving Entity, if the Company is not continuing) and its Restricted Subsidiaries would be equal to or greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction or series of transactions;

(4) the Company delivers, or causes to be delivered, to the Trustee, in form satisfactory to the Trustee, an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, sale, conveyance, assignment, transfer, lease or other disposition, and such supplemental indenture, if any, complies with the requirements of this Indenture.

(b) Notwithstanding Section 5.01(a), failure to satisfy clauses (2) and (3) of Section 5.01(a) will not prohibit:

(1) any merger or amalgamation between the Company and a Restricted Subsidiary that is a Wholly Owned Subsidiary; or

(2) any merger or amalgamation between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a Person organized under the laws of Canada or the United States or, in each case, any political subdivision or state, province or territory thereof (other than its then current state, province, territory or political subdivision of organization), or for the purpose of changing its form of organization; provided, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby or the Company is otherwise in compliance with the conditions and covenants of this Indenture.

Section 5.02 Surviving Entity Substituted.

Upon any consolidation, merger, amalgamation, or arrangement, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries in accordance with Section 5.01:

(a) the Surviving Entity (if other than the Company) shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, amalgamation, arrangement, winding up, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the Company shall refer instead to the Surviving Entity and not to the Company), and may exercise every right and power of, the Company under this Indenture, the Notes and the Note Guarantees with the same effect as if such Surviving Entity had been named as the Company herein; provided that, in the case of a lease of all or substantially all the Company’s assets, the predecessor Person shall be relieved of all such obligations; and

(b) Subsidiaries of any Surviving Entity (if other than the Company) will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to this Indenture and all Debt, and all

Liens on property or assets, of the Surviving Entity and its Subsidiaries which are deemed to be Restricted Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

(a) Each of the following is an “Event of Default”:

(1) default in the payment of principal of (or premium, if any, on) any Note when due and payable (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of [REDACTED – commercially sensitive information] days;

(3) except as permitted by this Indenture, any Note Guarantee of any Significant Subsidiary required to be a Guarantor pursuant to this Indenture (or any group of Restricted Subsidiaries required to be Guarantors pursuant to this Indenture that, taken together, would constitute a Significant Subsidiary), shall for any reason cease to be, or it shall be asserted by any such Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

(4) default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in this Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically addressed in clause (1), (2) or (3) above), and continuance of such default or breach for a period of [REDACTED – commercially sensitive information] days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least [REDACTED – commercially sensitive information]% in aggregate principal amount of the outstanding Notes;

(5) a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $[REDACTED – commercially sensitive information] (or its foreign currency equivalent), whether such Debt now exists or shall hereafter be created, which default or defaults (A) shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or (B) shall constitute a failure to pay principal of at least $[REDACTED – commercially sensitive information] (or its foreign currency equivalent) on such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(6) the entry against the Company or any Restricted Subsidiary that is a Significant Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $[REDACTED – commercially sensitive information] (or its foreign currency equivalent), by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of [REDACTED – commercially sensitive information] consecutive days; or

(7) the Company or any Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, other than in connection with solvent reconstructions or reorganizations otherwise permitted under this Indenture, pursuant to or within the meaning of any Bankruptcy Law:

(A) commences proceedings to be adjudicated bankrupt or insolvent;

(B) consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking an arrangement of debt, reorganization, dissolution, winding up or relief under applicable Bankruptcy Law;

(C) consents to the appointment of a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property;

(D) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency;

(E) generally is not paying its debts as they become due; or

(F) takes any corporate action in furtherance of any such actions in this paragraph (7); or

(8) an involuntary case or proceeding shall be commenced or an involuntary petition, application or other originating process shall be filed with a court of competent jurisdiction under any Bankruptcy Law that seeks:

(A) to adjudicate the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, a bankrupt or insolvent;

(B) the appointment of a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator or other similar official of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(C) the liquidation, dissolution, readjustment of debt, reorganization or winding up of the Company, or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary;

and such case, proceeding, petition, application or other process shall continue undismissed and unstayed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered.

(b) In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (5) of Section 6.01(a) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if:

(1) the default triggering such Event of Default pursuant to clause (5) of Section 6.01(a) shall be remedied or cured by the Company or any of its Restricted Subsidiaries or waived by the holders of the relevant Debt within [REDACTED – commercially sensitive information] Business Days after the declaration of acceleration with respect thereto; and

(2) (A) the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of principal, premium, if any, or interest due on the Notes and (B) all existing Events of Default, except nonpayment of principal, premium, if any, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Section 6.02 Acceleration.

(a) If an Event of Default (other an Event of Default specified in clause (7) or (8) of Section 6.01(a) with respect to the Company) occurs and is continuing, the Trustee by written notice to the Company, specifying the Event of Default, or the Holders of at least [REDACTED – commercially sensitive information]% in aggregate principal amount of the then outstanding Notes by written notice to the Company and the Trustee, may, and the Trustee at the written request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable immediately. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, shall be due and payable immediately.

(b) If an Event of Default specified in clause (7) or (8) of Section 6.01(a) occurs with respect to the Company and is continuing, the principal of, premium, if any, and accrued and paid interest, if any, on all the Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest, if any, on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults.

The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past Default or Event of Default and its consequences hereunder, except a Default or Event of Default:

(1) in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company), or

(2) in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected,

each of which, for the avoidance of doubt, shall require the consent of all the Holders of the Notes outstanding.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

The Holders of a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with applicable law or this Indenture, the Notes or any Note Guarantee, or that the Trustee determines in good faith is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability or expense for which the Trustee has not been offered an indemnity reasonably satisfactory to it.

Section 6.06 Limitation on Suits.

Subject to Section 6.07, no Holder of a Note may pursue any remedy with respect to this Indenture or the Notes unless:

(1) such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2) the Holders of at least [REDACTED – commercially sensitive information]% in aggregate principal amount of the then outstanding Notes have requested in writing that the Trustee pursue the remedy;

(3) such Holders have offered and if requested, agreed to provide, the Trustee with security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such written request made hereunder within [REDACTED – commercially sensitive information] days after the receipt thereof and the offer of, and, if requested, the agreement to provide security or indemnity; and

(5) the Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction that, in the reasonable opinion of the Trustee, is inconsistent with such request within such [REDACTED – commercially sensitive information] day period.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder, it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any actions or forbearances by a Holder are unduly prejudicial to other Holders.

Section 6.07 Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal, premium, if any, and interest, if any, on its Note, on or after the respective due dates expressed or provided for in such Note (including in connection with an Offer to Purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08 Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a)(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company and any other obligor on the Notes, including the Guarantors, for the whole amount of principal of, premium, if any, and interest, if any, remaining unpaid on the Notes, together with interest, if any, on overdue principal and, to the extent lawful, interest, if any, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel.

Section 6.09 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Company, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

Section 6.10 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy are, to the extent permitted by law, cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11 Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.12 Trustee May File Proofs of Claim.

The Trustee may file proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes, including the Guarantors), its creditors or its property and is entitled and empowered to participate as a member in any official committee of creditors appointed in such matter and to collect, receive and distribute any money or other property payable or deliverable on any such claims. Any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 out of the bankruptcy estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.13 Priorities.

If the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money in the following order:

(1) to the Trustee and its agents and attorneys for amounts due under Section 7.07, including payment of all reasonable compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

(2) to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, if any, respectively; and

(3) to the Company or to such party as a court of competent jurisdiction shall direct, including a Guarantor, if applicable.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.13. Promptly after any record date is set pursuant to this Section 6.13, the Trustee shall cause notice of such record date and payment date to be given to the Company and to each Holder in the manner set forth in Section 12.01.

Section 6.14 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in such suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.14 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than [REDACTED – commercially sensitive information]% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith or willful misconduct on its part, the Trustee may, conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or bad faith or its own willful misconduct, except that:

(1) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d) Subject to this Article 7, if an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under this Indenture at the request or direction of any of the Holders unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.

(f) Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law and except for money held in trust under Article 8.

(g) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(h) Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01.

Section 7.02 Rights of Trustee.

(a) In the absence of bad faith or willful misconduct on its part, the Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document, but, in the case of any document which is specifically required to be furnished to the Trustee pursuant to any provision hereof, the Trustee shall examine the document to determine whether it conforms to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both conforming to Section 12.03. The Trustee shall not be liable for any action it takes or omits to take in good faith in conclusive reliance on the Officer’s Certificate or Opinion of Counsel.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(e) The Trustee may consult with counsel of its selection, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes, including any Opinion of Counsel, shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel, including any Opinion of Counsel.

(f) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(g) The Trustee shall not be bound to ascertain or inquire as to the performance or observance of any covenants, conditions, or agreements on the part of the Company, except as otherwise set forth herein, but the Trustee may require of the Company full information and advice as to the performance of the covenants, conditions and agreements contained herein.

(h) The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as a duty.

(i) Except for an Event of Default under Sections 6.01(a)(1) or (2) hereof, the Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or shall have received from the Company or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding written notice thereof at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture. In the absence of any such notice or actual knowledge, and except for a default under Sections 6.01(a)(1) or (2) hereof, the Trustee may conclusively assume that no Default or Event of Default exists.

(j) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder.

(k) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances and that the Company may elect to replace the Trustee pursuant to Section 7.08(a)(4) under such circumstances.

(l) In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(m) Any request or direction of the Company mentioned herein shall be sufficiently evidenced by an Officer’s Certificate and any resolution of the Board of Directors may be sufficiently evidenced by a board resolution.

(n) The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which certificate may be updated and delivered to the Trustee at any time by the Company in its discretion.

Section 7.03 Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent or Registrar may do the same with like rights. However, in the event that a Responsible Officer of the Trustee becomes aware of any conflicting interest at the time a Default or Event of Default has occurred, the Trustee must eliminate such conflict within [REDACTED – commercially sensitive information] days or resign, unless such Default or Event of Default has been cured or waived prior to such [REDACTED – commercially sensitive information] day. The Trustee must also comply with Section 7.10.

Section 7.04 Trustee’s Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes, and it shall not be responsible for any statement of the Company in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication.

To the extent permitted by applicable law, no recourse may be taken, directly or indirectly, with respect to the obligations of the Company or the Guarantors under the Note, the Note Guarantees or this Indenture or any related documents, any certificate or other writing delivered in connection therewith, against (i) the Trustee in its individual capacity, (ii) any partner, owner, beneficiary, agent, officer, director, employee, agent, successor or assign of the Trustee, each in its individual capacity, or (iii) any holder of equity in the Trustee.

Section 7.05 Notice of Defaults.

If a Default occurs and is continuing and is actually known to a Responsible Officer of the Trustee, the Trustee shall send to each Holder a notice of the Default within 30 days after it occurs. Except in the case of an Event of Default specified in clauses (1) or (2) of Section 6.01(a), the Trustee may withhold from the Holders notice of any continuing Default if the Trustee determines in good faith that withholding the notice is in the interests of the Holders. Notice to Holders under this Section 7.05 shall be given in the manner and to the extent provided in Trust Indenture Act Section 313(c) (whether or not applicable by law).

Section 7.06 Reports by Trustee to Holders of the Notes.

(a) The Trustee shall transmit to Holders reports concerning the Trustee and its actions under this Indenture. The interval between transmission of reports to be transmitted at intervals shall be 12 months. Such report shall be due on March 1 of each year following the first issuance of Notes.

(b) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which the Notes are listed, with the Commission and with the Company. The Company shall promptly notify the Trustee in writing when the Notes are listed on any stock exchange and of any delisting therefrom.

Section 7.07 Compensation and Indemnity.

(a) The Company and the Guarantors, jointly and severally, shall pay to the Trustee from time to time such compensation for its services as shall be agreed to in writing from time to time by the Company, the Guarantors and the Trustee. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all documented and reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the documented and reasonable compensation and expenses, disbursements and advances of the Trustee’s agents, counsel, accountants and experts. The Company and the Guarantors, jointly and severally, shall indemnify the Trustee, its agents, representatives, officers, directors, employees and attorneys against any and all loss, liability, damage, claim (whether asserted by the Company, a Guarantor, a Holder or any other person) or expense (including documented and reasonable compensation and expenses and disbursements of the Trustee’s counsel) incurred by it in connection with the administration of this trust and the performance of its duties or in connection with the exercise or performance of any of its rights or powers hereunder. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder, except to the extent that such delay increases the liability of the Company or a Guarantor. The Company shall defend the claim and the Trustee shall provide reasonable cooperation in such defense. The Trustee may have separate counsel of its selection and the Company shall pay the documented and reasonable fees and expenses of such counsel reasonably acceptable to the Company; provided, however, that the Company shall not be required to pay such fees and expenses if the Company assumes such defense unless there is a conflict of interest between the Company and the Trustee in connection with such defense as determined by Trustee in consultation with counsel. Notwithstanding the foregoing, the Company need not reimburse any expense or indemnify against any loss, liability, damage, claim or expense incurred by the Trustee through the Trustee’s own bad faith, willful misconduct or negligence.

(b) To secure the Company’s payment obligations of the Company and the Guarantors in this Section 7.07, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, in its capacity as Trustee, other than money or property held in trust to pay principal of and interest, if any, on particular Notes.

(c) The Company’s payment obligations pursuant to this Section 7.07 shall survive the resignation or removal of the Trustee and the discharge of this Indenture. When the Trustee incurs expenses after the occurrence of an Event of Default specified in Section 6.01(a)(7) or (8) with respect to the Company, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

Section 7.08 Replacement of Trustee.

(a) The Trustee may resign at any time by giving [REDACTED – commercially sensitive information] days’ prior notice of such resignation to the Company and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in aggregate principal amount of the outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company shall remove the Trustee if:

(1) the Trustee fails to comply with Section 7.10;

(2) Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3) a receiver or public officer takes charge of the Trustee or its property; or

(4) Trustee otherwise becomes incapable of acting.

(b) If the Trustee resigns or has been removed by the Holders, Holders of a majority in principal amount of the outstanding Notes may appoint a successor Trustee. Otherwise, if the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the successor Trustee to replace it with another successor Trustee appointed by the Company.

(c) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall send a notice of its succession to Holders, and include in the notice its name and address of its Corporate Trust Office. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.07.

(d) If a successor Trustee does not take office within [REDACTED – commercially sensitive information] days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least [REDACTED – commercially sensitive information]% in principal amount of the Notes may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

(e) If the Trustee fails to comply with Section 7.10, any Holder of Notes may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee with respect to the Notes.

(f) Notwithstanding the replacement of the Trustee pursuant to this Section, the Company’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

Section 7.09 Successor Trustee by Merger.

(a) If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall, if such resulting, surviving or transferee corporation or banking association is otherwise eligible under this Indenture, be the successor Trustee.

(b) In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which the Notes provide or this Indenture provides that the certificate of the Trustee shall have.

Section 7.10 Eligibility; Disqualification.

The Trustee hereunder shall at all times be a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $[REDACTED – commercially sensitive information] as set forth in its most recent published annual report of condition. Neither the Company, a Guarantor nor any person directly or indirectly controlling, controlled by, or under common control with the Company or a Guarantor may serve as Trustee.

Section 7.11 Preferential Collection of Claims Against the Company.

The Trustee shall comply with Trust Indenture Act Section 311(a) (whether or not applicable by law), excluding any creditor relationship listed in Trust Indenture Act Section 311(b). A Trustee who has resigned or been removed shall be subject to Trust Indenture Act Section 311(a) (whether or not applicable by law) to the extent indicated therein.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Legal Defeasance.

(a) Subject to the satisfaction of the conditions set forth in Section 8.03, the Company may elect, at its option, to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”).

(b) For this purpose, Legal Defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.04 and the other Sections of this Indenture referred to in (1), (2), (4) and (5) below, and to have satisfied all of its other obligations under such Notes and this Indenture, including that of the Guarantors (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes when payments are due;

(2) the Company’s obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee;

(4) the Company’s right of optional redemption pursuant to Section 3.07; and

(5) this Section 8.01.

(c) Following the Company’s exercise of its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default.

(d) Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.01 notwithstanding the prior exercise of its option under Section 8.02.

Section 8.02 Covenant Defeasance.

(a) Subject to the satisfaction of the conditions set forth in Section 8.03, the Company may elect, at its option, to be released from its obligations under the covenants contained in Sections 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16, 4.17 and 4.19 and clause (4) of Section 5.01(a), including, without limitation, its obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes, and the Guarantors shall be deemed to have been discharged from their obligations with respect to all Note Guarantees, on and after the date the conditions set forth in Section 8.03 are satisfied (“Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes).

(b) For this purpose, Covenant Defeasance means that, with respect to this Indenture and the outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document, and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company’s exercise of the option under this Section 8.02, subject to the satisfaction of the conditions set forth in Section 8.03, Sections 6.01(a)(3), 6.01(a)(4) (only with respect to the failure of the Company to comply with clause (3) of Section 5.01(a) and with respect to covenants that are released as a result of such Covenant Defeasance), 6.01(a)(5), 6.01(a)(6), 6.01(a)(7) (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary), and 6.01(a)(8) (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary), in each case, shall not constitute Events of Default.

Section 8.03 Conditions to Legal or Covenant Defeasance.

(a) In order to exercise either Legal Defeasance or Covenant Defeasance with respect to outstanding Notes, as provided for in this Article 8:

(1) the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S. Government Obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of this Indenture and such Notes;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

(4) the Company shall have delivered to the Trustee a ruling received from the Canada Revenue Agency or an Opinion of Counsel reasonably acceptable to the Trustee and qualified to practice law in Canada, in each case to the effect that Holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for applicable Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will only be subject to applicable Canadian federal, provincial and territorial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred;

(5) no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

(6) in the event that this Indenture is qualified under the Trust Indenture Act, such Legal Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act);

(7) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture) to which the Company is a party or by which the Company is bound; and

(8) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Legal Defeasance or Covenant Defeasance have been complied with.

Section 8.04 Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.

(a) Subject to Section 8.05, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.03 in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of all sums due and to become due thereon in respect of principal, premium, if any, and interest, if any, on the Notes, but such money need not be segregated from other funds except to the extent required by law.

(b) Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the request of the Company any money or U.S. Government Obligations held by it as provided in Section 8.03 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.03(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.05 Repayment to the Company.

Subject to any applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest, if any, has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 8.06 Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. dollars or U.S. Government Obligations in accordance with Section 8.01 or Section 8.02, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.01 or Section 8.02 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.01 or Section 8.02, as the case may be; provided that, if the Company makes any payment of principal, premium, if any, or interest, if any, on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders.

(a) Notwithstanding Section 9.02, without the consent of any Holder, the Company, the Guarantors and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to this Indenture for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such Successor Entity of the covenants of the Company in this Indenture, the Note Guarantees and the Notes in accordance with the terms of this Indenture;

(2) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

(3) to add additional Events of Default;

(4) to provide for certificated Notes in addition to or in place of the uncertificated Notes;

(5) to evidence and provide for the acceptance of appointment under this Indenture by a successor Trustee;

(6) to provide for or confirm the issuance of Additional Notes in accordance with the terms of this Indenture;

(7) to add a Guarantor or to release a Guarantor in accordance with the terms of this Indenture;

(8) to cure any ambiguity, defect, omission, mistake or inconsistency;

(9) to make any other provisions with respect to matters or questions arising under this Indenture; provided that such actions pursuant to this clause (9) shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company and as conclusively evidenced by an Officer’s Certificate delivered to the Trustee;

(10) to conform the text of this Indenture or the Notes to any provision of the “Description of Notes” section of the Offering Memorandum to the extent that the Trustee has received an Officer’s Certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision in the “Description of Notes” section of the Offering Memorandum;

(11) to effect or maintain the qualification of this Indenture under the Trust Indenture Act;

(12) to secure the Notes;

(13) to provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities.

(b) Upon the request of the Company, and upon receipt by the Trustee of the documents described in Section 12.03, the Trustee shall join with the Company and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

(c) After an amendment, supplement or waiver under this Section 9.01 becomes effective, the Company shall send to the Holders of Notes affected thereby a written notice briefly describing the amendment, supplement or waiver. Any failure of the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

Section 9.02 With Consent of Holders.

(a) With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), the Company, the Guarantors and the Trustee may enter into an indenture or indentures supplemental to this Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or the Notes or of modifying in any manner the rights of the Holders of the Notes under this Indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Note affected thereby:

(1) change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the Redemption Price therefor;

(2) reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture;

(3) modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales if such modification is made after the time that the Company is required to make an Offer to Purchase in connection with a Change of Control or Asset Sale;

(4) modify or change any provision of this Indenture affecting the ranking of the Notes or any Note Guarantee in a manner adverse to the Holders of the Notes;

(5) modify any of the provisions of this Section 9.02(a) or provisions relating to waiver of Defaults or covenants, except to increase any percentage required for such actions or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby; or

(6) release any Note Guarantees required to be maintained under this Indenture (other than in accordance with the terms of this Indenture).

(b) Section 2.08 and Section 2.09 shall determine which Notes are considered to be “outstanding” for the purposes of this Section 9.02.

(c) Upon the request of the Company, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 and Section 12.03, the Trustee shall join with the Company and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental indenture.

(d) It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver. It shall be sufficient if such consent approves the substance thereof.

(e) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall send to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

(f) A consent to any amendment, supplement or waiver of this Indenture, the Notes or any Note Guarantee by any Holder given in connection with a tender of such Holder’s Notes shall not be rendered invalid by such tender.

Section 9.03 Record Dates for Consents.

The Company may, but shall not be obligated to, fix a record date pursuant to Section 1.04 for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver.

Section 9.04 Notation on or Exchange of Notes.

(a) The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

(b) Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 Trustee to Sign Amendments, etc.

The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee. In executing any amendment, supplement or waiver, the Trustee shall receive and (subject to Section 7.01) shall be fully protected in conclusively relying upon, in addition to the documents required by Section 12.03, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Company and any Guarantor party thereto, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof.

ARTICLE 10

GUARANTEES

Section 10.01 Guarantee.

(a) Subject to this Article 10, each of the Guarantors hereby, jointly and severally, irrevocably and unconditionally guarantees, on a senior unsecured basis, to each Holder and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that: (1) the principal, premium, if any, and interest, if any, on the Notes shall be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal and interest on the Notes, if any, if lawful, and all other Obligations of the Company to the Holders or the Trustee hereunder or under the Notes shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment by the Company when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. The Company hereby fully and unconditionally guarantees the Guarantee of each Guarantor on an unsecured, unsubordinated basis. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture, or pursuant to Section 10.06.

(c) Each of the Guarantors also agrees, jointly and severally, to pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Trustee or any Holder in enforcing any rights under this Section 10.01.

(d) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to the Company or the Guarantors, any amount paid either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(e) Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantees.

(f) Each Note Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the

Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or the Note Guarantees, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(g) In case any provision of any Note Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(h) Each payment to be made by a Guarantor in respect of its Note Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

Section 10.02 Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent conveyance or a fraudulent transfer for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, Canadian, provincial or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 10, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment under its Note Guarantee shall be entitled upon payment in full of all Guaranteed Obligations under this Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with IFRS. The obligations of each Guarantor are subject to the limitations set forth in Section 4.15.

Section 10.03 Execution and Delivery.

(a) To evidence its Note Guarantee set forth in Section 10.01, each Guarantor hereby agrees that this Indenture shall be executed on behalf of such Guarantor by an Authorized Officer or person holding an equivalent title.

(b) Each Guarantor hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Note Guarantee on the Notes.

(c) If an Authorized Officer whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates any Note, the Note Guarantees shall be valid nevertheless.

(d) The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

(e) If required by Section 4.15, the Company shall cause any newly created or acquired Restricted Subsidiary to comply with the provisions of Section 4.15 and this Article 10, to the extent applicable.

Section 10.04 Subrogation.

Each Guarantor shall be subrogated to all rights of Holders against the Company in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 10.01; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture or the Notes shall have been paid in full.

Section 10.05 Benefits Acknowledged.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Note Guarantee are knowingly made in contemplation of such benefits.

Section 10.06 Release of Note Guarantees.

(a) A Note Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Company or the Trustee shall be required for the release of such Guarantor’s Note Guarantee, upon:

(1) (A) a sale or other transfer or disposition (including by way of merger, consolidation, arrangement or amalgamation) of all of the Capital Interests in any Guarantor to any Person that is not an Affiliate of the Company in compliance with the terms of this Indenture;

(B) the sale or other transfer of all or substantially all the assets of a Guarantor (including by way of merger, consolidation, arrangement or amalgamation) to a Person that is not an Affiliate of the Company in compliance with the terms of this Indenture;

(C) the merger, consolidation or amalgamation of any Guarantor with and into the Company, another Guarantor or a Person that will become a Guarantor substantially upon the consummation of such merger, consolidation or amalgamation;

(D) the release of a Guarantor of all of its Guarantee obligations in respect of the Credit Facilities (other than pursuant the Notes or this Indenture);

(E) the proper designation of any Guarantor as an Unrestricted Subsidiary;

(F) the occurrence of any other transaction permissible under this Indenture pursuant to which such Guarantor ceases to be a Subsidiary;

(G) the election of the Company to have its obligations satisfied and discharged with respect to any outstanding Notes in accordance with the terms of this Indenture; or

(H) the Company’s exercise of its Legal Defeasance option or Covenant Defeasance option in accordance with Article 8 or the discharge of the Company’s obligations under this Indenture in accordance with the terms of this Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Indenture relating to such transaction and/or release have been complied with.

(b) At the written request of the Company, the Company, such Guarantor and the Trustee shall execute and deliver any documents reasonably required in order to evidence such release, discharge and termination in respect of the applicable Note Guarantee.

ARTICLE 11

SATISFACTION AND DISCHARGE

Section 11.01 Satisfaction and Discharge.

(a) The Company and the Guarantors may terminate their respective obligations under the Indenture, and this Indenture will cease to be of further effect as to all Notes, (a “Discharge”) when:

(1) either: (A) all Notes that have been authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee immediately available funds or U.S. Government Obligations in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest, if any, to the Stated Maturity or redemption date;

(2) the Company has paid or caused to be paid all other sums then due and payable under this Indenture by the Company;

(3) the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent under this Indenture relating to the Discharge have been complied with.

(b) Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the Trustee pursuant to this Section 11.01, the provisions of Section 11.02 and Section 8.05 shall survive.

Section 11.02 Application of Trust Money.

(a) Subject to the provisions of Section 8.05, all money deposited with the Trustee pursuant to Section 11.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest, if any, for whose payment such money has been deposited with the Trustee, but such money need not be segregated from other funds except to the extent required by law.

(b) If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 11.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01; provided that if the Company has made any payment of principal, premium, if any, or interest, if any, on any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent, as the case may be.

ARTICLE 12

MISCELLANEOUS

Section 12.01 Notices.

(a) Any notice or communication to the Company, any Guarantor or the Trustee is duly given if in writing and (1) delivered in person, (2) mailed by first-class mail (certified or registered, return receipt requested), postage prepaid, or overnight air courier guaranteeing next day delivery or (3) sent by facsimile or electronic transmission, to its address:

if to the Company or any Guarantor:

Concordia Healthcare Corp.

[REDACTED – commercially sensitive information]

Facsimile: [REDACTED – commercially sensitive information]

Attention: [REDACTED – commercially sensitive information]

with a copy to:

Sullivan & Cromwell LLP

[REDACTED – commercially sensitive information]

Facsimile: [REDACTED – commercially sensitive information]

Attention: [REDACTED – commercially sensitive information]

if to the Trustee:

U.S. Bank National Association

Telephone: [REDACTED – commercially sensitive information]

Fax: [REDACTED – commercially sensitive information]

Attention: [REDACTED – commercially sensitive information]

The Company, any Guarantor or the Trustee, by like notice, may designate additional or different addresses for subsequent notices or communications.

(b) All notices and communications (other than those sent to Holders) shall be deemed to have been duly given, whether personally delivered, sent by facsimile or electronic transmission (in PDF format), or mailed by first-class mail to the address above in Section 12.01(a), shall be deemed duly given, regardless of whether the addressee receives such notice or communication; provided that any notice or communication delivered to the Trustee shall be deemed effective upon actual receipt thereof.

(c) Any notice or communication to a Holder shall be mailed by first-class mail (certified or registered, return receipt requested) or by overnight air courier guaranteeing next day delivery to its address shown on the Note Register or by such other delivery system as the Trustee agrees to accept and shall be deemed to be sufficiently given if so sent within the time prescribed. Failure to send a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

(d) Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(e) Where this Indenture provides for notice of any event (including any notice of redemption) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to the applicable procedures of such Depositary, if any, prescribed for the giving of such notice.

(f) The Trustee agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured facsimile or electronic transmission (in PDF format); provided, however, that (1) the party providing such written notice, instructions or directions, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to the Trustee in a timely manner, and (2) such originally executed notice, instructions or directions shall be signed by an authorized representative of the party providing such notice, instructions or directions. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance in good faith upon and compliance with such notice, instructions or directions notwithstanding such notice, instructions or directions conflict or are inconsistent with a subsequent notice, instructions or directions.

(g) If the Company sends a notice or communication to Holders, it shall send a copy to the Trustee and each Agent at the same time pursuant to Section 12.01(b).

Section 12.02 Communication by Holders with Other Holders.

Holders may communicate with other Holders with respect to their rights under this Indenture or the Notes.

Section 12.03 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company or any Guarantor to the Trustee to take any action under this Indenture, the Company or such Guarantor, as the case may be, shall furnish to the Trustee:

(1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.04) stating that, in the opinion of the signer(s), all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.04) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with.

Section 12.04 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to Section 4.04) shall include:

(1) a statement that the Person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officer’s Certificate as to matters of fact); and

(4) a statement as to whether or not, in the opinion of such Person, such covenant or condition has been complied with.

Section 12.05 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 12.06 No Personal Liability of Directors, Officers, Employees, Members, Partners and Shareholders.

No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the Notes, any Note Guarantee or this Indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator.

Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

Section 12.07 Governing Law.

THIS INDENTURE, THE NOTES AND ANY NOTE GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 12.08 Waiver of Jury Trial.

EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.09 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Restricted Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.10 Successors.

All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors and assigns. All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 10.06.

Section 12.11 Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 12.12 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or .pdf transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes.

Section 12.13 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 12.14 U.S.A. PATRIOT Act.

The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. PATRIOT Act, the Trustee is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they shall provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. PATRIOT Act.

Section 12.15 Payments Due on Non-Business Days.

In any case where any Interest Payment Date, redemption date or repurchase date or the Stated Maturity of the Notes shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes) payment of principal, premium, if any, or interest, if any, on the Notes need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, redemption date or repurchase date, or at the Stated Maturity of the Notes; provided that no interest will accrue for the period from and after such Interest Payment Date, redemption date, repurchase date or Stated Maturity, as the case may be.

Section 12.16 Submission to Jurisdiction.

The Company and each Guarantor not organized in the United States shall appoint [REDACTED – commercially sensitive information] (or a permitted alternative) as its agent for service of process in any suit, action or proceeding with respect to this Indenture, the Notes and the Note Guarantees and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the County and City of New York. The Company and each Guarantor irrevocably and unconditionally submit to the non-exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan in the County and City of New York over any suit, action or proceeding arising out of or relating to this Indenture, the Notes or the Note Guarantees and for actions brought under the U.S. federal or state securities laws. Service of any process, summons, notice or document by registered mail addressed to the Company or any Guarantor at the address above in Section 12.01 shall be effective service of process against the Company or any Guarantor for any suit, action or proceeding brought in any such court. The Company and each Guarantor irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the Company and each Guarantor and may be enforced in any other courts to whose jurisdiction the Company is or may be subject, by suit upon judgment. The Company and each Guarantor further agrees that nothing herein shall affect any Holder’s right to effect service of process in any other manner permitted by law or bring a suit action or proceeding (including a proceeding for enforcement of a judgment) in any other court or jurisdiction in accordance with applicable law.

Section 12.17 Waiver of Immunity.

To the extent that each of the Company and the Guarantors, or any of their respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to each of the Company and the Guarantors, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Canadian, New York state or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of each of the Company and the Guarantors or any other matter under or arising out of or in connection with this Indenture, each of the Company and the Guarantors hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by applicable law, and agree not to plead or claim, any such immunity and consent to such relief and enforcement.

Section 12.18 Conversion of Currency.

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Indenture to the Holder from U.S. dollars to another currency, the Company and each Subsidiary Guarantor has agreed, and each Holder by holding such Note will be deemed to have agreed, to the fullest extent that the Company, each Subsidiary Guarantor and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Holder could purchase U.S. dollars with such other currency in New York City, New York on the Business Day preceding the day on which final judgment is given.

The Company’s and Subsidiary Guarantors’ obligations to any Holder will, notwithstanding any judgment in a currency (the “Judgment Currency”) other than U.S. dollars, be discharged only to the extent that on the Business Day following receipt by such Holder or the Trustee, as the case may be, of any amount in such Judgment Currency, such Holder may in accordance with normal banking procedures purchase U.S. dollars with the Judgment Currency. If the amount of the U.S. dollars so purchased is less than the amount originally to be paid to such Holder or the Trustee in the Judgment Currency (as determined in the manner set forth in the preceding paragraph), as the case may be, each of the Company and the Subsidiary Guarantors, jointly and severally, agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Holder and the Trustee, as the case may be, against any such loss. If the amount of the U.S. dollars so purchased is more than the amount originally to be paid to such Holder or the Trustee, as the case may be, such Holder or the Trustee, as the case may be, will pay the Company and the Subsidiary Guarantors, such excess; provided that such Holder or the Trustee, as the case may be, shall not have any obligation to pay any such excess if the Company or the Subsidiary Guarantors shall have failed to pay any Holder or the Trustee any amounts then due and payable under such Note or this Indenture, in which case such excess shall be applied by such Holder or the Trustee to satisfy (to the extent thereof) such Obligations.

Section 12.19 Accounting Provisions.

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided that, in the event that any Accounting Change occurs and such change results in a change in the method of calculation of financial covenants, standards or terms, as determined in good faith by the Company, then, upon the written notice of the Company to the Trustee, such financial covenants, standards or terms shall be calculated on the same basis as calculated prior to giving effect to such Accounting Change and as if such Accounting Change had not occurred. Any such election with respect to such Accounting Change may not thereafter be changed.

Notwithstanding anything to the contrary above or in the definition of Capital Lease Obligations, in the event of a change under IFRS (or the application thereof) requiring all leases to be capitalized, only those leases that would result or would have resulted in Capital Lease Obligations on the Issue Date (assuming for purposes hereof that they were in existence on the Issue Date) shall be considered Capital Lease Obligations and all calculations and deliverables under the Indenture shall be made in accordance therewith.

[Signatures on following page]

CONCORDIA HEALTHCARE CORP., as the Company

By:
Name:
Title:

CONCORDIA HEALTHCARE INC., as a Guarantor

By:
Name:
Title:

CONCORDIA LABS INC., as a Guarantor

By:
Name:
Title:

PINNACLE BIOLOGICS, INC., as a Guarantor

By:
Name:
Title:

[Concordia – Signature Page to the Indenture]

CONCORDIA HEALTHCARE (USA) INC., as a Guarantor

By:
Name:
Title:

COMPLETE MEDICAL HOMECARE, INC., as a Guarantor

By:
Name:
Title:

[Concordia – Signature Page to the Indenture]

CONCORDIA PHARMACEUTICALS INC., as a Guarantor

By:
Name:
Title:

CONCORDIA LABORATORIES INC., as a Guarantor

By:
Name:
Title:

[Concordia – Signature Page to the Indenture]

U.S. BANK NATIONAL ASSOCIATION, as Trustee,

By:
	Name:	Damien Daley
	Title:	Assistant Vice President

[Concordia – Signature Page to the Indenture]

EXHIBIT A

[FORM OF FACE OF NOTE]

[Insert the Private Placement Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Global Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Canadian Restricted Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Regulation S Temporary Global Legend, if applicable, pursuant to the provisions of the Indenture]

CUSIP [            ]

ISIN [            ]1

[RULE 144A] [REGULATION S] [GLOBAL] NOTE

7.000% Senior Notes due 2023

No. [A- ] [S- ]	[$ ]

CONCORDIA HEALTHCARE CORP.

promises to pay to [CEDE & CO.]2 [            ] or registered assigns the principal sum [$         (         Dollars), as revised by the Schedule of Exchanges of Interests in the Global Note attached hereto]3 [of $         (         Dollars)]4 on April 15, 2023.

Interest Payment Dates: April 15 and October 15, commencing October 15, 2015

Record Dates: April 1 and October 1

[1]	Rule 144A Note CUSIP: 206519 AA8
Rule 144A Note ISIN: US206519AA88
Regulation S Note CUSIP: C26215 AA8
Regulation S Note ISIN: USC26215AA88
[2]	Include in Global Notes
[3]	Include in Global Notes
[4]	Include in Definitive Notes

IN WITNESS HEREOF, the Company has caused this instrument to be duly executed.

CONCORDIA HEALTHCARE CORP.

By:
Name:
Title:

Dated: [                    ] [            ], [            ]

CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture:

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

Dated: [                    ] [            ], [            ]

[Reverse Side of Note]

7.000% Senior Notes due 2023

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. INTEREST. Concordia Healthcare Corp., a corporation existing under the laws of the Province of Ontario (the “Company”), promises to pay interest on the principal amount of this Note at 7.000% per annum from and including April 21, 2015 until but excluding maturity. The Company shall pay interest if any, semi-annually in arrears on April 15 and October 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of original issuance; provided that the first Interest Payment Date shall be October 15, 2015. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at the interest rate on the Notes; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any, (without regard to any applicable grace periods) from time to time on demand at the interest rate on the Notes. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

2. METHOD OF PAYMENT. The Company shall pay interest on the Notes to the Persons who are registered holders of Notes at the close of business on the April 1 or October 1 (whether or not a Business Day), as the case may be, immediately preceding the related Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Principal, premium, if any, and interest, if any, on the Notes shall be payable at the office or agency of the Company maintained for such purpose; provided that payment by wire transfer of immediately available funds shall be required with respect to principal, premium, if any, and interest, if any, on all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent at least five Business Days prior to the applicable payment date. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. PAYING AGENT AND REGISTRAR. Initially, U.S. Bank National Association, the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to the Holders. The Company or any Affiliate incorporated or organized within the United States of America may act as Paying Agent (except for purposes of Section 8) or Registrar.

4. INDENTURE. The Company issued the Notes under an Indenture, dated as of April 21, 2015 (the “Indenture”), among Concordia Healthcare Corp., the Guarantors named therein and the Trustee. This Note is one of a duly authorized issue of notes of the Company designated as its 7.000% Senior Notes due 2023. The Company shall be entitled to issue Additional Notes pursuant to Section 2.01 and 4.09 of the Indenture. The Notes and any Additional Notes issued under the Indenture shall be treated as a single class of securities under the Indenture. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. Any term used in this Note that is defined in the Indenture shall have the meaning assigned to it in the Indenture. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5. REDEMPTION AND REPURCHASE. The Notes are subject to optional redemption, and may be the subject of an Offer to Purchase, as further described in the Indenture. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

6. DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and Holders shall be required to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

7. PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

8. AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Note Guarantees or the Notes may be amended or supplemented as provided in the Indenture.

9. DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.

10. AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee.

11. GOVERNING LAW. THIS NOTE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

12. CUSIP AND ISIN NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP and ISIN numbers to be printed on the Notes, and the Trustee may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to the Company at the following address:

Concordia Healthcare Corp.

227 Lakeshore Road East, Suite 302

Oakville, Ontario L6J1H9

Canada

Facsimile: [REDACTED – commercially sensitive information]

Attention: [REDACTED – commercially sensitive information]

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint
to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

[    ] Section 4.10                         [    ] Section 4.14

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

$	(integral multiples of $1,000 provided that the unpurchased portion must be in a minimum principal amount of $2,000)

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The initial outstanding principal amount of this Global Note is $            . The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

*	This schedule should be included only if the Note is issued in global form.

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Concordia Healthcare Corp.

227 Lakeshore Road East, Suite 302

Oakville, Ontario L6J1H9

Canada

Facsimile: [REDACTED – commercially sensitive information]

Attention: [REDACTED – commercially sensitive information]

U.S. Bank National Association

60 Livingston Avenue

St. Paul, Minnesota 55107

Re: 7.000% Senior Notes due 2023

Reference is hereby made to the Indenture, dated as of April 21, 2015 (the “Indenture”), among Concordia Healthcare Corp. (the “Company”), the Guarantors named therein and the Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

            (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $            in such Note[s] or interests (the “Transfer”), to             (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1. ☐ CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE 144A GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

2. ☐ CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE REGULATION S TEMPORARY GLOBAL NOTE, THE REGULATION S PERMANENT GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Temporary Global Note, the Regulation S Permanent Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

3. ☐ CHECK AND COMPLETE IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN A GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO ANY PROVISION OF THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

(a) ☐ such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

(b) ☐ such Transfer is being effected to the Issuers or a subsidiary thereof;

or

(c) ☐ such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act;

or

(d) ☐ such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of

Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee and (2) if such Transfer is in respect of a principal amount of Notes at the time of Transfer of less than $100,000, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Notes and in the Indenture and the Securities Act.

4. ☐ CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE OR OF AN UNRESTRICTED DEFINITIVE NOTE.

(a) ☐ CHECK IF TRANSFER IS PURSUANT TO RULE 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 to a Person who is not an affiliate (as defined in Rule 144) of the Issuers under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(b) ☐ CHECK IF TRANSFER IS PURSUANT TO REGULATION S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act to a Person who is not an affiliate (as defined in Rule 144) of the Issuers and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c) ☐ CHECK IF TRANSFER IS PURSUANT TO OTHER EXEMPTION. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 to a Person who is not an affiliate (as defined in Rule 144) of the Issuers and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

5. ☐ CHECK IF TRANSFEROR IS AN AFFILIATE OF THE ISSUERS.

6. ☐ CHECK IF TRANSFEREE IS AN AFFILIATE OF THE ISSUERS.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuers.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)	☐ a beneficial interest in the:

(i)	☐ 144A Global Note (CUSIP [ ]), or

(ii)	☐ Regulation S Global Note (CUSIP [ ]), or

(b)	☐ a Restricted Definitive Note.

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

(a)	☐ a beneficial interest in the:

(i)	☐ 144A Global Note (CUSIP [ ]), or

(ii)	☐ Regulation S Global Note (CUSIP [ ]), or

(iii)	☐ Unrestricted Global Note (CUSIP [ ]), or

(b)	☐ a Restricted Definitive Note; or

(c)	☐ an Unrestricted Definitive Note,
in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Concordia Healthcare Corp.

227 Lakeshore Road East, Suite 302

Oakville, Ontario L6J1H9

Canada

Facsimile: [REDACTED – commercially sensitive information]

Attention: [REDACTED – commercially sensitive information]

U.S. Bank National Association

60 Livingston Avenue

St. Paul, Minnesota 55107

Re: 7.000% Senior Notes due 2023

Reference is hereby made to the Indenture, dated as of April 21, 2015 (the “Indenture”), among Concordia Healthcare Corp., the Guarantors named therein and the Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

            (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $            in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1) EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN A RESTRICTED GLOBAL NOTE FOR UNRESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN AN UNRESTRICTED GLOBAL NOTE

a) ☐ CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company.

b) ☐ CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company.

c) ☐ CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company.

d) ☐ CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company.

2) EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES FOR RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES

a) ☐ CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO RESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

b) ☐ CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the [CHECK ONE] [    ] 144A Global Note [    ] Regulation S Global Note, with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

3) ☐ CHECK IF OWNER IS AN AFFILIATE OF THE COMPANY.

4) ☐ CHECK IF OWNER IS EXCHANGING THIS NOTE IN CONNECTION WITH AN EXPECTED TRANSFER TO AN AFFILIATE OF THE COMPANY.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company and are dated                     .

[Insert Name of Transferor]

By:
Name:
Title:

EXHIBIT D

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

Supplemental Indenture (this “Supplemental Indenture”), dated as of [         ] [            ], 20[            ], among (the “Guaranteeing Subsidiary”), a subsidiary of Concordia Healthcare Corp., a corporation existing under the laws of the Province of Ontario (the “Company”), and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, each of the Company and the Guarantors (as defined in the Indenture referred to below) has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of April 21, 2015, providing for the issuance of an unlimited aggregate principal amount of 7.000% Senior Notes due 2023 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally Guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Guarantor. The Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 10 thereof.

3. Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

4. Waiver of Jury Trial. EACH OF THE GUARANTEEING SUBSIDIARY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

5. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or .pdf transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes.

6. Headings. The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

7. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

[NAME OF GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title: